No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. *This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to buy any of these securities within the United States. See "Plan of Distribution".*

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Atna Resources Ltd. at Suite 250, 14142 Denver West Parkway, Golden, Colorado, 80401, telephone (303) 278-8464, and are also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue November 24, 2010

ATNA RESOURCES LTD.

C$8,010,000
13,350,000 Units

Atna Resources Ltd. (the "**Company**" or "**Atna**") is filing this short form prospectus ("**Prospectus**") to qualify the distribution (the "**Offering**") of 13,350,000 units of the Company (each, a "**Unit**") at a price of C$0.60 per Unit (the "**Offering Price**"). Each Unit consists of one common share of the Company (each, a "**Common Share**") and one-half of one Common Share purchase warrant (each whole warrant, a "**Warrant**"). Each Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of C$0.70 for a period of 24 months following the Closing Date (as hereinafter defined). The Common Shares and Warrants comprising the Units will be sold and issued pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of November 17, 2010 among Canaccord Genuity Corp. (the "**Lead Underwriter**"), and Octagon Capital Corporation (together with the Lead Underwriter, the "**Underwriters**") and the Company. The Offering Price was determined by negotiation between the Company and the Lead Underwriter on behalf of the Underwriters with reference to the market price of the Common Shares. See "Plan of Distribution".

The Common Shares are listed and posted for trading on the TSX under the symbol "ATN". On November 9, 2010, being the last day on which the Common Shares traded prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was C$0.68.

The TSX has conditionally approved the listing of (i) the Common Shares and Warrants comprising the Units and Additional Units and (ii) the Common Shares issuable pursuant to the exercise of the Warrants included in the Units, the Additional Units and the Broker Warrants. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before February 15, 2011, including, in respect of the Warrants, distribution of the Warrants to a minimum number of public securityholders. If this minimum distribution requirement is not met, the Warrants will not be listed on the TSX.

Currently, there is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See "Risk Factors".

Price: C$0.60 per Unit

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Company[(2)]
Per Unit	C$0.60	C$0.039	C$0.561
Total[(3)]	C$8,010,000	C$520,650	C$7,489,350

Notes:

(1) The Company has agreed to pay the Underwriters a cash fee (the "**Underwriters' Fee**") equal to 6.5% of the gross proceeds of the Offering and Over-Allotment Option (as hereinafter defined), if applicable, and reimburse the Underwriters for their expenses in connection with the Offering. The Company will also issue to the Underwriters non-transferable warrants (the "**Broker Warrants**") equal to 6.5% of the total number of Units sold under the Offering, each Broker Warrant entitling the holder to acquire one Common Share at C$0.70 for a period of 24 months after the Closing Date.

(2) After deducting the Underwriters' Fee, but before deducting expenses of the Offering, including expenses in connection with the preparation and filing of this Prospectus, which are estimated to be C$225,000 and which will be paid from the net proceeds of the Offering.

(3) The Company has granted the Underwriters an option (the "**Over-Allotment Option**"), exercisable by the Underwriters in whole or in part at their sole discretion upon giving written notice to the Company at any time until the date that is 30 days following the Closing Date, to purchase an additional 2,002,500 Units (each, an "**Additional Unit**") on the same terms as set out above, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares and Warrants comprising the Additional Units pursuant to the exercise of the Over-Allotment Option acquires those securities under this Prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Company" will be C$9,211,500, C$598,747.50 and C$8,612,752.50, respectively. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Units subject to prior sale, if as and when issued by Atna and accepted by the Underwriters, in accordance with the terms and conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Bull, Housser & Tupper LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. See "Plan of Distribution".

Underwriters Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Option to purchase up to 2,002,500 Additional Units	Up to 30 days following the Closing Date	Offering Price
Broker Warrants	Warrants to purchase up to 997,912 Common Shares[(1)]	Up to 24 months following the Closing Date	C$0.70
Total Securities Under Option	3,000,412		

Note:

(1) Assuming the Over-Allotment Option is exercised in full.

This Prospectus qualifies the distribution of the Common Shares and Warrants comprising the Units, the grant of the Over-Allotment Option, the distribution of the Common Shares and Warrants comprising the

Additional Units issuable on exercise of the Over-Allotment Option, the distribution of the Broker Warrants and the distribution of the Common Shares comprising the Broker Warrants.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The completion of the sale of securities pursuant to the Offering (the "**Closing**") will take place on December 2, 2010, or such other date as the Underwriters and the Company may mutually agree, but in any event not later than 42 days following the date of a receipt for the final short form prospectus for the Offering (the "**Closing Date**"), and definitive certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on the Closing Date. In connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares and Warrants comprising the Units at levels other than those which might otherwise prevail on the open market. Furthermore, the Underwriters may offer the Units to the public at a price lower than C$0.60 per Unit. See "Plan of Distribution".

The TSX has conditionally approved the listing of (i) the Common Shares and Warrants comprising the Units and Additional Units and (ii) the Common Shares issuable pursuant to the exercise of the Warrants included in the Units, the Additional Units and the Broker Warrants. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before February 15, 2011, including, in respect of the Warrants, distribution of the Warrants to a minimum number of public securityholders. **If this minimum distribution requirement is not met, the Warrants will not be listed on the TSX.**

An investment in the securities being offered under this Prospectus is highly speculative and involves significant risks that should be carefully considered by prospective investors. The risks outlined in this Prospectus and in the documents incorporated herein by reference should be carefully reviewed and considered in connection with an investment in such securities. See "Risk Factors" and "Forward-Looking Statements".

The registered office of Atna is located at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3. The head and principal office of the Company is located at Suite 250, 14142 Denver West Parkway, Golden, Colorado, 80401.

The Chief Executive Officer, Chief Financial Officer and the directors who have signed the Certificate of the Company in this Prospectus reside outside of Canada. Although each of the persons described above have appointed Bull, Housser & Tupper LLP as their agent for service of process in British Columbia, it may not be possible for investors to enforce judgments obtained in Canada against them.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated internal rates of return, success of exploration activities, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims and the anticipated use of the proceeds of the Offering. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "is planned", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks relating to the Company's ability to generate material revenues or obtain adequate financing for its planned exploration and development activities; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to fluctuations in the currency market; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company's operations; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Prospectus and in the documents incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this Prospectus and, other than as required by applicable securities laws, Atna assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bull, Housser & Tupper LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a designated stock exchange (which currently includes the TSX), such Common Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans (collectively "**Deferred Income Plans**") and tax-free savings accounts ("**TFSAs**") as defined in the Tax Act.

Warrants would also be qualified investments under the Tax Act for trusts governed by Deferred Income Plans and TFSAs if, as, and when the Warrants are listed on a designated stock exchange or, if the Warrants are not so listed, the Common Shares are listed on a designated stock exchange, if each

person that is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such a Deferred Income Plan or TFSA, as the case may be, deals at arm's length with the Company.

Notwithstanding that the Common Shares and Warrants may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to penalty taxes in respect of such securities held in the TFSA if such securities are a "prohibited investment" for the purposes of the Tax Act. These securities will generally be a "prohibited investment" if the holder of the TFSA does not deal at arm's length with the Company for the purposes of the Tax Act or the holder of the TFSA has a significant interest (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust with which the Company does not deal at arm's length for the purposes of the Tax Act. Holders of trusts governed by a TFSA should consult their own tax advisors to ensure the Common Shares or Warrants would not be a prohibited investment in their particular circumstances.

CURRENCY AND EXCHANGE RATE INFORMATION

This Prospectus contains references to Canadian dollars and United States dollars. Accordingly, unless otherwise indicated, all references to "C$" in this Prospectus refer to Canadian dollars and "US$", "$" or "dollars" refer to United States dollars.

Canadian Dollar and Unites States Dollar

The following table sets forth the high, low and average daily noon exchange rates for each of the periods indicated, and the last noon exchange rate quoted prior to the end of each period, of one Canadian dollar in exchange for United States currency as quoted by the Bank of Canada.

	Nine Months Ended	Six Months Ended	Year Ended December 31	
	September 30, 2010	June 30, 2010	2009	2008
High	1.00	1.00	0.97	1.03
Low	0.93	0.93	0.77	0.77
Average	0.97	0.97	0.88	0.94
Period End	0.97	0.94	0.96	0.82

On November 24, 2010, the noon exchange rate quoted by the Bank of Canada was C$1.00 equals US$0.9893.

The audited annual consolidated financial statements of the Company incorporated by reference herein are reported in United States dollars. Both the audited annual consolidated financial statements of the Company and the unaudited interim consolidated financial statements of the Company incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principals.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by the Company with the various securities commissions or similar authorities in the provinces of British Columbia, Alberta, Ontario and Nova Scotia are specifically incorporated by reference herein and form an integral part of this Prospectus:

(a) the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2009 (the "**Annual Information Form**");

(b) the audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2009 and 2008, together with the notes thereto and the auditors' reports thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2009;

(d) the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2010 and 2009, together with the notes thereto;

(e) the management's discussion and analysis of financial condition and results of operation of the Company for the three and nine month periods ended September 30, 2010;

(f) the management information circular of the Company dated April 30, 2010 prepared in connection with the annual and special meeting of the shareholders of the Company held on June 7, 2010; and

(g) the following material change reports of the Company filed since December 31, 2009, the end of the Company's most recently completed financial year:

  (i) dated August 6, 2010 announcing the resignation of John Theobald from the board of directors; and

  (ii) dated November 11, 2010 announcing the Offering.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 *Short Form Prospectus Distributions* filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the completion of the Offering, are deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 250, 14142 Denver West Parkway, Golden, Colorado, 80401, telephone: (303) 278-8464.

ATNA RESOURCES LTD.

Name and Incorporation

Atna Resources Ltd. was incorporated under the *Company Act* (British Columbia) on May 30,1984 and transitioned under the *Business Corporations Act* (British Columbia) on April 28, 2005. Atna merged with Canyon Resources Corporation ("**Canyon**") on March 18, 2008 (the "**Canyon Merger**"), at which time Canyon became a wholly-owned subsidiary of the Company. Atna's head and principal office is located at 14142 Denver West Parkway, Suite 250, Golden Colorado, USA, 80401. The Company's registered office is located at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R3.

Business of the Company

Atna commenced operations in 1984. The Company is a mineral resource company engaged in gold production operations in the western US and conducts exploration activities in the search for additional valuable mineral properties primarily in the western US. The Company's exploration and development efforts emphasize precious metals (gold and silver), but base metals and uranium may also be considered. The Company conducts a portion of its mineral exploration and development through joint ventures with other companies. As a consequence of the Canyon Merger, the Company's primary focus has shifted from primarily exploration activities to that of increasing the value of wholly-owned core properties: the Briggs Mine and the Reward, Columbia and Pinson projects.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as at September 30, 2010, both before and after giving effect to the Offering. On September 30, 2010, the noon exchange rate quoted by the Bank of Canada was C$1.00 equals US$0.9718.

	As at September 30, 2010	**As at September 30, 2010 after giving effect to the Offering[1]**	**As at September 30, 2010 after giving effect to the Offering and the exercise of the Over-Allotment Option[2]**
Long-term debt	US$10,888,500	US$10,888,500	US$10,888,500
Shareholders' equity			
Share capital[3]	US$83,696,200 (83,499,968 shares)	US$91,480,318 (96,849,968 shares)	US$92,647,936 (98,852,468 shares)
Contributed surplus and accumulated other comprehensive gain	US$4,444,900	US$4,444,900	US$4,444,900
Retained deficit	(US$42,227,000)	(US$42,227,000)	(US$42,227,000)
Total capitalization	US$56,802,600	US$64,586,718	US$65,754,336

Notes:

(1) Assuming completion of the Offering, but before deducting the Underwriters' Fee and expenses of the Offering, and assuming no exercise of the Over-Allotment Option.

(2) Assuming completion of the Offering and exercise of the Over-Allotment Option in full, but before deducting the Underwriters' Fee and expenses of the Offering.

(3) Does not include 6,675,000 Common Shares issuable pursuant to the exercise of Warrants comprising the Units (7,676,250 Common Shares, if the Over-Allotment Option is exercised in full), 867,750 Common Shares issuable pursuant to the exercise of the Broker Warrants (997,912 Common Shares, if the Over-Allotment Option is exercised in full) and 7,733,900 Common Shares issuable upon the exercise of outstanding warrants and stock options.

USE OF PROCEEDS

The estimated net proceeds to the Company from the issue and sale of the Units will be approximately C$7,264,350 after deducting the Underwriters' Fee of C$520,650 and the expenses of the Offering expected to be C$225,000 (assuming the Over-Allotment Option is not exercised). The Company intends to use the net proceeds of the Offering to fund ongoing exploration and development activities at the Briggs Mine and Reward Project, including the expansion of the leach pad at the Briggs Mine,

construction at the Reward Project and drilling at both the Briggs Mine and Reward Project, and for general working capital purposes. The approximate amount of the net proceeds to be allocated to the foregoing uses is as follows:

Use of Proceeds	Total Funds
Briggs Mine leach pad expansion	C$3.0 million
Briggs Mine drilling	C$1.0 million
Reward Project construction	C$2.0 million
Reward Project drilling	C$1.0 million
General working capital	C$0.3 million
Total	C$7.3 million

The Company expects to complete all of these projects in the next six to nine months from Closing. The estimated cost of the projects are supported by formal third party bids or recent cost history. If the Over-Allotment Option is exercised, the Company intends to use the additional proceeds to further develop the Reward Project. These expenditures would include final design engineering and site preparation work.

Expansion of leach pad at Briggs Mine is the last remaining significant capital project anticipated under the current mine plan for the Briggs Mine. Atna expects that the proceeds from the Offering allocated to the leach pad expansion at Briggs Mine will be sufficient to complete the expansion. The entire cost of the Reward Project including bonding requirements is expected to be approximately US$28.0 million. The proceeds of the Offering to be expended on the Reward Project are for early infrastructure development. Approximately US$1.0 million has been spent on the Reward Project to date. Additional funds will be required to develop the Reward Project as noted under "Risk Factors - Ongoing Financing and the Development of the Reward Project.

Atna experienced negative operating cash flow for its most recently completed financial year. Atna may use a portion of the proceeds of the Offering to fund negative operating cash flow, if any, in future periods. However, as a result of cost reductions due to stronger operating cost controls and increased gold production, Atna expects cash flow from its operations in future periods to be positive. This forecast is based on operating results achieved since Atna's most recently completed interim period. If these operating results are not sustained through to the end of Atna's current interim period, Atna will provide an update of this forecast.

The amount actually expended for the purposes described above could vary significantly depending on, among other things, the progress of the Company's exploration and development programs. While the Company intends to use the proceeds of the Offering as described above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated November 17, 2010 between the Company and the Underwriters, the Company has agreed to sell and the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on December 2, 2010 or on such other date as the Company and the Underwriters may mutually agree (provided such date is not more than 42 days after the date of a final receipt for the final short form prospectus for this Offering), 13,350,000 Units at the Offering Price for gross proceeds of C$8,010,000 (and up to 2,002,500 additional Units for gross proceeds of C$1,201,500 if the Over-Allotment Option is exercised in full).

The total net consideration payable to the Company against delivery of certificates representing the Common Shares and Warrants comprising the Units will be approximately C$7,439,350 after deducting

the Underwriters' Fee and expenses, and assuming no exercise of the Over-Allotment Option. The Offering Price was determined by negotiation between the Company and the Underwriters with reference to the market price of the Common Shares. The Company has agreed to pay the Underwriters the Underwriters' Fee equal to 6.5% of the gross proceeds of the Offering (including proceeds realized pursuant to the exercise of the Over-Allotment Option). Upon completion of the Offering, the Company will pay to the Underwriters the Underwriters' Fee of C$520,650 (C$598,747.50 if the Over-Allotment Option is exercised in full).

The TSX has conditionally approved the listing of (i) the Common Shares and Warrants comprising the Units and Additional Units and (ii) the Common Shares issuable pursuant to the exercise of the Warrants included in the Units, the Additional Units and the Broker Warrants. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before February 15, 2011, including, in respect of the Warrants, distribution of the Warrants to a minimum number of public securityholders. **If this minimum distribution requirement is not met, the Warrants will not be listed on the TSX.**

Currently, there is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See "Risk Factors".

The Company has also granted the Underwriters the Over-Allotment Option, exercisable in whole or in part at the sole discretion of the Underwriters at any time until 5:00 p.m. (Vancouver time) on the day that is 30 days following the Closing Date, to purchase up to an additional 2,002,500 Common Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total number of Units sold under the Offering will be 15,352,500, the cumulative gross proceeds will be C$9,211,500, the total Underwriters' Fee will be C$598,747.50 and total net proceeds to the Company will be C$8,612,752.50, before deducting the expenses of the Offering.

The Company will also issue that number of non-transferable Broker Warrants equal to 6.5% of the total number of Units sold under the Offering. Each Broker Warrant will be exercisable for one Common Share at 0.70 for a period of 24 months after the Closing Date.

Upon completion of the Offering, the Company will grant the Underwriters an aggregate of 867,750 Broker Warrants (997,912 if the Over-Allotment Option is exercised in full).

In addition, the Company has agreed to pay all costs and expenses of the Underwriters incurred in connection with the Offering, including the reasonable out-of-pocket expenses of the Underwriters and the reasonable fees and disbursements of the Underwriters' counsel and consultants.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right to close the subscription books at any time without notice. The Closing of the sale of Units pursuant to the Offering will take place on the Closing Date. Certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on or about the Closing Date.

This Prospectus qualifies the distribution of the Common Shares and Warrants comprising the Units and the Additional Units, if any, the grant of the Over-Allotment Option, the distribution of the Broker Warrants and the distribution of the Common Shares underlying the Broker Warrants (997,912 if the Over-Allotment Option is exercised in full).

This Offering is being made concurrently in the provinces of British Columbia, Alberta, Ontario and Nova Scotia. Units may also be sold to qualified purchasers on a private placement basis outside of Canada without the filing of a prospectus, registration statement or other similar disclosure document pursuant to applicable and available statutory exemptions.

The obligations of the Underwriters under the Underwriting Agreement are several, but not joint, and may be terminated at their discretion upon the occurrence of certain stated events including: (i) the occurrence

of any material change or change in any material fact, or the discovery of any previously undisclosed material change or material fact in relation to the Company that could be expected to result in an adverse material change in relation to the Company and have a significant adverse effect on the market price or value of the Common Shares; (ii) a change in any law, regulation or rule of any applicable governmental or securities regulatory authority, which has a materially adverse effect on the Company, or has a materially adverse effect on the financial markets generally or the business, operations, assets, affairs or profitability of the Company; (iii) the existence of any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which materially adversely affects or involves, or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company; or (iv) the Company is in breach in any term, condition or covenant of the Underwriting Agreement or any representation or warranty given by the Company in the Underwriting Agreement is or becomes false. The Underwriters are, however, obligated to take up and pay for all of the Units offered hereby if any of such Units are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters and their broker/dealer affiliates and their respective directors, officers, employees, partners, agents, advisors and shareholders may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under United States securities laws.

The Underwriters propose to offer the Units offered hereby to the public at a price of C$0.60 per Unit. After the Underwriters have made a reasonable effort to sell all of the Units offered hereby at that price, the Offering Price may be decreased, and further changed from time to time to an amount not greater than C$0.60 per Unit, and the fee realized by the Underwriters will accordingly also be reduced.

Pursuant to policy statements of the Ontario Securities Commission and Autorité des marchés financiers du Québec, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase any Units. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

For a period commencing as of the date of the Underwriting Agreement and ending 120 days after the Closing Date, the Company has agreed it will not issue or sell any Common Shares or financial instruments convertible or exchangeable into Common Shares, other than for purposes of employee stock options or to satisfy rights, options, warrants, agreements, instruments or other arrangements issued or existing as of the date of the Underwriting Agreement or arm's length acquisitions of mining companies or mineral projects, without the prior written consent of the Lead Underwriter.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units under the Offering in the United States or to, or for the benefit or account of, any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States. The Common Shares and Warrants comprising the Units offered under this Prospectus and the Common Shares issuable pursuant to the exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, any U.S. Person or person in the United States unless registered under the U.S. Securities Act and applicable state securities laws or in reliance on an exemption therefrom. The Underwriters have agreed that they will not offer, sell or deliver the Common Shares and Warrants comprising the Units under the Offering within the United States, or to or for the account or benefit of a U.S. Person or person within the United States, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters to (a) designate "accredited investors" that satisfy one or more of the criteria set forth in Rule 501(a) of

Regulation D under the U.S. Securities Act to purchase Units directly from the Company in transactions exempt from registration pursuant to Rule 506 of Regulation D and/or Section 4(2) under the U.S. Securities Act and (b) to resell Units to "qualified institutional buyers" (as defined in Rule 144A(a)(1)) pursuant to Rule 144A. The Underwriters have agreed that, except for such offers and sales, all offers and sales of Units under the Offering will be made outside the United States to non-U.S. Persons in compliance with Rule 903 of Regulation S.

The Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, any U.S. Person or person in the United States unless an exemption from the registration requirements under the U.S. Securities Act and applicable state securities laws is available. See "Description of Securities to be Distributed - Warrants".

DESCRIPTION OF SECURITIES TO BE DISTRIBUTED

Common Shares

Common Shares comprise part of the Units offered for sale under the Offering, including Additional Units issuable pursuant to the exercise of the Over-Allotment Option. The Company is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus, there are 83,499,968 Common Shares issued and outstanding. As of the Closing Date, and assuming that the Offering is fully subscribed and that no further Common Shares of the Company are issued upon the exercise of outstanding warrants or options, the Company will have 96,849,968 Common Shares issued and outstanding (98,852,468 Common Shares if the Over-Allotment Option is exercised in full).

The Common Shares rank equally as to dividends, voting power and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of the Common Shares are entitled to one vote for each share on all matters to be voted on at any meeting of the shareholders of the Company. Atna does not currently pay dividends on the Common Shares. Any determination to pay dividends in the future is at the discretion of the Company's board of directors and will be made based upon the Company's financial condition and other factors deemed relevant by the board of directors.

Warrants

Warrants comprise part of the Units offered for sale under the Offering, including Additional Units issuable pursuant to the exercise of the Over-Allotment Option. Each whole Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of C$0.70 until 4:30 p.m. (Vancouver time) on the date that is 24 months following the Closing Date.

The terms governing the Warrants will be set out in a warrant indenture (the "**Warrant Indenture**") to be entered into between the Company and Computershare Trust Company of Canada, as trustee in respect of the Warrants, and will include, among other things, provisions for the appropriate adjustment of the class and number of the Common Shares issuable pursuant to any exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, any payment of stock dividends to holders of all of the Common Shares, any capital reorganization of the Company, or any merger, consolidation or amalgamation of the Company with another corporation or entity, as well as customary amendment provisions.

The Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person or person in the United States unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available to the holder and the holder has furnished an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect; provided, however, that (a) an accredited investor (satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act) that purchases Units from the Company in the United States private placement of Units, for its own account or for the account of

another accredited investor (a "**beneficial purchaser**") or (b) a "qualified institutional buyer" (as defined in Rule 144A(a)(1)) that purchases Units from the Underwriters pursuant to Rule 144A, will not be required to deliver an opinion of counsel in connection with its exercise of the Warrants comprising part of such Units on its own behalf, or on behalf of such beneficial purchaser (if any), at a time when it, and such beneficial purchaser (if any), are accredited investors or qualified institutional buyers, as applicable.

Holders of Warrants do not as such have any voting right or other right attached to Common Shares until the Warrants are duly exercised as provided for in the certificate representing the Warrants and in the Warrant Indenture.

Broker Warrants

The Company will issue to the Underwriters on Closing that number of non-transferable Broker Warrants equal to 6.5% of the total number of Units sold pursuant to the Offering. Each Broker Warrant is exercisable to acquire one Common Share at a price of C$0.70 for a period of 24 months from the Closing Date.

The terms governing the Broker Warrants will be set out in the certificates representing the Broker Warrants and will include, among other things, customary provisions for the appropriate adjustment of the class and number of the Common Shares issuable pursuant to any exercise of the Broker Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, any payment of stock dividends to holders of all of the Common Shares, any capital reorganization of the Company, or any merger, consolidation or amalgamation of the Company with another corporation or entity, as well as customary amendment provisions.

The Underwriters, as holders of the Broker Warrants, will not as such have any voting right or other right attached to Common Shares until the Broker Warrants are duly exercised for Common Shares as provided for in the certificates representing the Broker Warrants.

PRIOR SALES

The following table sets out the details of Common Shares and securities convertible into Common Shares issued by the Company within the 12 months prior to the date of this Prospectus.

Date of Issue	Type of Securities	Number of Securities	Issue or Exercise Price per Security	Reason for Issue
September 20, 2010	Common shares	80,000	C$0.45	Exercise of stock options
September 18, 2010[(1)]	Debentures	C$1,300,000	C$0.50[(1)]	Debenture offering
September 18, 2010	Common shares	111,111	C$0.45	Conversion of debentures
August 23, 2010	Stock options	30,000	US$0.44	Grant of stock options
March 1, 2010	Stock options	30,000	US$0.60	Grant of stock options
January 7, 2010	Common shares	17,724	C$0.45	Exercise of stock options
December 17, 2009	Stock options	2,460,000	US$0.71	Grant of stock options

Note:

(1) On September 18, 2009 the Company issued by way of non-brokered private placement an aggregate of C$1,500,000 secured transferable convertible debentures (the "**Debentures**"), which bear interest at a rate of 12% per annum and which were to mature on September 18, 2010 (the "**Maturity Date**"). Each Debenture was convertible into Common Shares at the option of the holder at any time, in whole or in part, at a conversion price of C$0.76 per share (the "**Conversion Price**"). In August 2010, the Company offered to amend the Debentures as follows:

(i) to provide that the principal amount of the Debenture automatically convert to Common Shares on the Maturity Date and to decrease the Conversion Price to C$0.45 per Common Share, being the market price, as defined in the TSX Company Manual, on August 19, 2010 (the date the TSX's conditional acceptance of the Amendments was sought); or

(ii) to extend the Maturity Date to September 18, 2011, being the date that is 24 months from the issue date, and to decrease the Conversion Price at which the principal amount may be converted into Common Shares to C$0.50 per Common Share, being the 110% of the market price on August 19, 2010.

Effective September 18, 2010, at the election of the holders of the Debentures:

(i) C$150,000 of the Debentures were repaid on the Maturity Date;

(ii) the original Maturity Date of C$1,300,000 of the Debentures was extended to September 18, 2011 and the Conversion Price was amended to C$0.50, in addition up to 2,600,000 Common Shares have been reserved for issuance pursuant to the Debentures; and

(iii) C$50,000 of the Debentures were converted to Common Shares at C$0.45 per share and 111,111 Common Shares were issued.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol "ATN". The following table sets out the market price range and trading volumes of the Common Shares on the TSX for the periods indicated.

Period		High	Low	Volume
2010	November 1 – 23	C$0.70	C$0.59	7,000,529
	October	C$0.70	C$0.57	4,175,532
	September	C$0.63	C$0.45	1,458,626
	August	C$0.50	C$0.43	1,009,048
	July	C$0.56	C$0.47	972,284
	June	C$0.60	C$0.52	1,281,261
	May	C$0.61	C$0.50	1,697,769
	April	C$0.60	C$0.52	1,540,736
	March	C$0.64	C$0.58	1,522,331
	February	C$0.68	C$0.61	1,461,241
	January	C$0.77	C$0.62	1,980,836
2009	December	C$0.74	C$0.64	3,126,095
	November	C$0.78	C$0.65	3,793,552

On November 16, 2010, the closing price of the Common Shares on the TSX was C$0.61 per share.

RISK FACTORS

An investment in the securities offered under this Prospectus is highly speculative and subject to a number of risks. Prospective investors should carefully consider the information included or incorporated herein by reference in this Prospectus and the Company's historical consolidated financial statements and related notes thereto before making an investment decision concerning the Company's securities. There are various risks, including those discussed in pages 2 to 7 of the Company's Annual Information Form, which is incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included or incorporated by reference in this prospectus, including information contained in the section entitled "Forward-Looking Statements", should be carefully reviewed and considered before a decision to invest in such securities is made.

Risks Associated with the Offering

Common Share Price Volatility

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of mining companies have experienced substantial volatility in the past, and especially during the last year, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and

globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, including precious metal prices or other mineral prices, currency exchange fluctuation, financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline below the Offering Price.

As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Absence of Public Trading Market for Warrants

Currently, there is no public market for the Warrants, and there can be no assurance that an active market for the Warrants will develop or be sustained after this Offering.

Dilution from Further Equity Financings

In order to finance future operations, the Company may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the size and terms of future issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective security holders.

Discretion in the Use of Proceeds

Management of the Company will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management of the Company may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company's results of operations may suffer.

Risks Relating to the Company

Production Costs and Risk Factors at the Briggs Mine

The cost of gold produced may be impacted by numerous variables including ore grade and gold recovery, stripping ratio, fuel and consumable costs, labour and benefit cost, equipment operating and maintenance costs, and numerous other factors. Production risk factors may include labour strife, slope failure, poor gold recovery, unavailability of skilled labour and management, availability of mining

equipment, availability of consumables used in mining, mine plan implementation, weather, governmental regulations and other operating factors.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation and permitting in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Government Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to matters such as, but not limited to, environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Precious and Base Metal Price Fluctuations

The profitability of the Company's operations is dependent upon the market price of certain precious and base metals. The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Atna not receiving an adequate return on invested capital or the investment not retaining its value.

Negative Operating Cash Flow

The Company has in past years, including its most recently completed financial year, incurred negative cash flows from operating activities. The Briggs Mine is the Company's sole operating unit which began gold production during the second quarter of 2009 due to the mining of previously stripped ore left over from when the mine was shut down in 2004. The Company has sufficient cash to fund working capital balances until it reaches planned production and cash flow levels at the Briggs Mine. Any further significant development work may require additional asset sales, debt financing, or equity issuances. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing development, exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further development and/or exploration and the possible partial or total loss of the Company's interest in certain properties.

Gold Recovery at the Briggs Mine

CR Briggs Corporation, a wholly-owned subsidiary of the Company, operates the Briggs Mine. Mining operations at the Briggs Mine commenced during 2009 and the project has been producing gold since the second quarter of 2009. Production of gold doré for the nine months ended September 30, 2010 was 17,100 ounces and during full year 2009 was 11,200 ounces. The Briggs Mine has historically produced gold using the heap leaching recovery process. This process involves the application of cyanide solutions by drip irrigation to ore stacked on an impervious pad. As the solution percolates through the heap, gold

is dissolved from the ore into solution. This solution is collected and processed with activated carbon that collects the gold from the solution onto the carbon. The gold laden carbon is further processed through pressure stripping the carbon into a more highly concentrated gold bearing solution. The gold bearing solution is further concentrated by an electrowinning circuit, which collects the gold onto electric cathodes which are then melted into gold doré bars. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining efficiencies, leach pad dynamics and other associated factors.

Joint Ventures

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies. In particular, the Company holds an interest in the Pinson Project with the remaining interest held by Pinson Mining Company ("**PMC**"). The Company's interest in the Pinson Project is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company's interests held through joint ventures and on the Company's future cash flows, earnings, results of operations and financial condition: (i) disagreements with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; (iii) litigation between joint venture partners regarding joint venture matters; (iv) the sale of a joint venture partner's interest to a third party; and (v) limited legal rights to influence the direction of project development where Atna is not the operator of the project.

Ongoing Financing and the Development of the Reward Project

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration, development and mining stage, the future ability of the Company to conduct exploration, development and mining operations will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Company's ability to obtain funding depends in part upon the market's perception of its management and properties, but to a great degree upon the price of gold and marketability of securities of speculative exploration, development, and mining companies. The development of any ore deposits found on the Company's exploration properties depends upon the Company's ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing.

In February 2010, the Company announced plans to begin Phase 1 infrastructure development work on the Reward Project in Nevada. To date approximately US$1.0 million has been spent on Phase 1. Remaining expenditures under Phase 1 are expected to cost approximately US$2.0 million over a six month period beginning in December 2010. Phase 2 is expected to cost approximately US$25.0 million, which could be completed within a nine month period after the completion of Phase 1, subject to financing.

Initiation of Phase 2 work will be dependent upon a number of factors including availability of adequate financing, free cash flow from the Briggs Mine, availability of equipment, staffing and other financing and logistical issues. Phase 2 activities will include the construction of leach pad facilities, purchase or lease of a semi portable crushing plant, and the installation of offices, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other Phase 2 development activities.

Hedging Risks related to Precious Metal Production and Key Operating Inputs

The Company entered into gold zero cost collars, forward price contracts and a gold bond payable in gold in order to protect the future operating cash flows of its Briggs Mine or in the case of the gold bond, finance the Company's operations. The current hedge position represents between 10% and 12% of expected production during the following twelve months and approximately 8% in 2011. The Company may also enter into consumable off-take agreements that may protect against the increasing cost of

consumables like diesel fuel. The Company's goal is to protect the Company's cash flows from declining gold prices or increasing diesel prices. The Company's primary risk related to gold hedging may result from a shortfall of expected gold production. If gold production levels fall short of its hedge obligations when the hedge contract has a negative fair value, it may compound the potential reduction in cash flows. The Company's primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50% of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company's gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties explored ultimately are developed into producing mines. There is no assurance that Atna's mineral exploration and development activities will result in any discovery or development of bodies of commercial ore. The long-term profitability of Atna's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Resources and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of reserves and resources may vary depending on metal prices, operating costs, and design parameters. Any material change in quantity of reserves, resources, grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

OTHER MATERIAL FACTS

There are no other material facts relating to the securities being qualified for distribution hereunder which have not been disclosed elsewhere in this Prospectus.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Ehrhardt Keefe Steiner Hottman PC, Certified Public Accountants, at their principal office in Denver, Colorado, who advise that they are independent of Atna in accordance with the generally accepted auditing standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

EXPERTS

Opinions

The matters referred to under "Eligibility For Investment" and certain other matters relating to the Units offered under this Prospectus will be passed upon at the Closing Date by Bull, Housser & Tupper LLP, on behalf of the Company, and Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Bull, Housser & Tupper LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Interest of Experts

Certain disclosure with respect to the Briggs Mine contained in this Prospectus or in documents incorporated by reference herein is derived from the technical report titled "Technical Report for the Briggs Project" dated March 30, 2009 and prepared by Alan C. Noble, P.E. of Ore Reserves Engineering and Michael J. Read of Chlumsky, Armbrust & Meyer LLC, working under the supervision of Robert L. Sandefur, P.E. in his capacity as a Qualified Person under NI 43-101. None of Ore Reserves Engineering and Chlumsky, Armbrust Meyer LLC and its designated professionals, received or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company. As at the date hereof, the aforementioned persons beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain disclosure with respect to the Pinson Project, contained in this Prospectus or in documents incorporated by reference herein is derived from the technical report titled "Technical Report Update on Pinson Gold Property, Humboldt County, Nevada USA" dated June 1, 2007 prepared by or under the supervision of William R. Stanley, L.G., V.P Exploration of Atna Resources Ltd. Neither Mr. Stanley, nor the two named consultants who assisted him in the preparation of this report, received or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company as a result of this report. As at the date hereof, the aforementioned persons beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain disclosure with respect to the Cecil R Property, contained in this Prospectus or in documents incorporated by reference herein is derived from the technical report titled "NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA" dated March 2, 2010 and prepared by Fred Barnard, Ph.D and Robert L. Sandefur of Chlumsky, Armbrust & Meyer LLC. None of Chlumsky, Armbrust Meyer LLC and its designated professionals, received or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company. As at the date hereof, the aforementioned persons beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain disclosure with respect to the Reward Project, contained in this Prospectus or in documents incorporated by reference herein is derived from the technical report titled "NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada" dated March 21, 2008 and prepared by Fred Barnard, Ph.D, Greg Chlumsky, MMSA, and Robert L. Sandefur of Chlumsky, Armbrust & Meyer LLC. None of Chlumsky, Armbrust & Meyer LLC and its designated professionals, received or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company. As at the date hereof, the aforementioned persons beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain disclosure with respect to the Columbia Project, contained in this Prospectus or in documents incorporated by reference herein is derived from the technical report titled "NI 43-101 Technical Report on the Columbia Project Lewis and Clark County, Montana" dated October 16, 2009 prepared by William J. Crowl, R.G. and Donald E. Hulse, P.E. and the technical report titled "NI-43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana" dated June 2, 2010 and prepared by William J. Crowl, Donald Hulse, and Richard Moritz of Gustavson Associates, LLC. None of Gustavson Associates LLC and its designated professionals, received or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company. As at the date hereof, the aforementioned persons beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF AUDITORS

The Board of Directors of Atna Resources Ltd.

We have read the short form prospectus (the "**Prospectus**") of Atna Resources Ltd. ("the **Company**") dated November 24, 2010 relating to the sale and issue of units of the Company, each unit consisting of one common share of the Company plus one-half of one transferable common share purchase warrant. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2009. Our report is dated March 25, 2010.

(Signed) Ehrhardt Keefe Steiner & Hottman PC
Certified Public Accountants
Denver, Colorado, United States of America
November 24, 2010

CONSENT OF AUDITORS

The Board of Directors of Atna Resources Ltd.

We have read the short form prospectus (the "Prospectus") of Atna Resources Ltd. ("the Company") dated November 24, 2010 relating to the sale and issue of units of the Company, each unit consisting of one common share of the Company plus one-half of one transferable common share purchase warrant. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2007. Our report is dated March 27, 2008 (except as to Note 3 to the 2009 annual financial statements which is as at March 26, 2010).

(Signed) De Visser Gray LLP

Chartered Accountants
Vancouver, British Columbia
November 24, 2010

CERTIFICATE OF THE COMPANY

DATED: November 24, 2010

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Ontario and Nova Scotia.

(Signed) James Hesketh Chief Executive Officer	(Signed) David Suleksi Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Christopher Herald Director	(Signed) Ronald Parker Director

CERTIFICATE OF THE UNDERWRITERS

DATED: November 24, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Ontario and Nova Scotia.

Canaccord Genuity Corp.

By: (Signed) Ali Pejman

Octagon Capital Corporation

By: (Signed) Christopher J. Everest

UNDERWRITING AGREEMENT

November 17, 2010

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado
USA 80401

Dear Sirs:

Canaccord Genuity Corp. and Octagon Capital Corporation (collectively, the "**Underwriters**") understand that Atna Resources Ltd. (the "**Company**") proposes to issue and sell to the Underwriters (the "**Offering**") an aggregate of 13,350,000 units (the "**Units**") at a purchase price (the "**Purchase Price**") of Cdn.$0.60 per Unit. Each Unit is comprised of one Underlying Common Share (as defined below) and one-half of one Share Purchase Warrant (as defined below) that shall each be issued as separate securities. Each whole Share Purchase Warrant shall entitle the holder thereof to purchase one Warrant Share (as defined below) of the Company at a price of Cdn.$0.70 for a period of 24 months following the Closing (as defined below). The Underwriters also understand that the Company has prepared a Preliminary Prospectus (as defined below) and will file the same with the Securities Commissions (as defined below) promptly after the execution of this Agreement.

Upon and subject to the terms and conditions contained in this Agreement and in reliance on the representations and warranties made herein, the Underwriters hereby severally offer to purchase the Units from the Company in the respective percentages set out in Section 17 of this Agreement, and by its acceptance of this Agreement the Company hereby agrees to sell to the Underwriters, all but not less than all of the Units, at the Purchase Price, being an aggregate purchase price of Cdn.$8,010,000.

The Company hereby grants to the Underwriters an option (the "**Over-Allotment Option**") to purchase from the Company, at the Underwriters' (or any of their) election, up to 2,002,500 additional Units (the "**Over-Allotment Units**") exercisable, in whole or in part, at the Underwriters' discretion and with notice by Canaccord Genuity (as defined below) (on behalf of the Underwriters) to the Company at any time up to 30 days after the Closing Date, for the purpose of covering over-allotments, if any. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Company the number of Over-Allotment Units as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in Section 15, and the Company hereby agrees to issue and sell such number of Over-Allotment Units to the Underwriters at the Purchase Price.

As part of the Offering, the Company will also grant to the Underwriters broker warrants (the "**Broker Warrants**"), each exercisable for one common share of the Company (the "**Broker Shares**") at the Purchase Price, in an amount equal to 6.5% of the total number of Units issued pursuant to the Offering. The Broker Warrants will be issued to the Underwriters at the Closing and will be exercisable by the Underwriters to acquire Broker Shares for the 24 month period after the Closing.

The Underwriters understand that:

(a) the Company will use the net proceeds from the Offering as disclosed in the Final Prospectus; and

(b) upon Closing, the net proceeds of the Offering will be immediately available to the Company and will not be subject to escrow.

Based on the foregoing and subject to the terms and conditions set out below, the Underwriters hereby agree to purchase the Units from the Company, all as contemplated in this Agreement.

TERMS AND CONDITIONS

1. **Definitions.** As used in this Agreement, unless the context otherwise requires:

(a) "**affiliate**", "**distribution**" and "**insider**" have the respective meanings ascribed to them in the *Securities Act* (British Columbia);

(b) "**Briggs Project**" means the Briggs Mine and related operations, including the Cecil R satellite project, located in Inyo County, California;

(c) "**Broker Shares**" has the meaning ascribed thereto on the cover page of this Agreement;

(d) "**Broker Warrants**" has the meaning ascribed thereto on the cover page of this Agreement;

(e) "**Broker Warrant Certificate**" means the certificate representing the Broker Warrants;

(f) "**Business Day(s)**" means any day except Saturday or Sunday or any statutory holiday in the Province of British Columbia or the State of Colorado;

(g) "**Canaccord Genuity**" means Canaccord Genuity Corp;

(h) "**Canadian Offering Jurisdiction**" means British Columbia, Alberta, Ontario, Nova Scotia and additional provinces to be agreed between the Company and the Underwriters;

(i) "**Closing**" means the completion of the issue and sale by the Company and the purchase by the Purchasers of the Units pursuant to this Agreement and the Final Prospectus;

(j) "**Closing Date**" means December 2, 2010 or such other date as the Company and the Underwriters may agree pursuant to this Agreement;

(k) "**Closing Time**" means 5:30 a.m. (Vancouver time) on the Closing Date or such other time as the Company and the Underwriters may agree pursuant to this Agreement;

(l) "**Columbia Project**" means the Columbia development property located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana;

(m) "**Common Shares**" means the common shares without par value in the capital of the Company;

(n) "**Company**" means Atna Resources Ltd.;

(o) "**Company's Auditors**" means Ehrhardt Keefe Steiner Holtman PC, the auditors of the Company;

(p) "**Company Information**" means all information and statements contained in the Preliminary Prospectus, Final Prospectus or any Supplemental Material, as applicable.

(q) "**Environmental Laws**" has the meaning ascribed thereto in Subsection 6.2(q);

(r) "**Exploration Projects**" means the Clover property, the Tuscarora and Adelaide properties, the Sand Creek and Converse Uranium joint ventures, the Montana mineral rights, the Tram prospect, the Atlanta property and the Canadian properties, each as further described under the heading "Exploration Properties" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009;

(s) "**Final Prospectus**" means the final short form prospectus of the Company to be filed with the Securities Commissions in the Canadian Offering Jurisdictions to qualify the distribution of the Underlying Common Shares, Share Purchase Warrants and Broker Warrants in the Canadian Offering Jurisdictions;

(t) "**Governmental Authority**" means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal or other political jurisdiction, and any agency, authority, instrumentality, court, tribunal, board, commission, bureau, arbitrator, arbitration tribunal or other tribunal, or any quasi-governmental or other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government;

(u) "**Hazardous Substances**" has the meaning ascribed thereto in Subsection 6.2(q);

(v) "**Intellectual Property**" has the meaning ascribed thereto in Subsection 6.2(gg);

(w) "**material**" means material in relation to the Company and its subsidiaries considered on a consolidated basis;

(x) "**material change**" means any change in the business, operations, assets, liabilities, ownership or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of the Units (and/or underlying securities) and includes a decision to implement such a change made by the board of directors of the Company or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

(y) "**material fact**" means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Units (and/or underlying securities);

(z) "**misrepresentation**" means, with respect to circumstances in which the Securities Laws are applicable, a misrepresentation as defined under the *Securities Act* (British Columbia);

(aa) "**NI 51-102**" means National Instrument 51-102 - *Continuous Disclosure Obligations*;

(bb) "**Octagon**" means Octagon Capital Corporation;

(cc) "**Offering**" shall have the meaning ascribed thereto on the cover page of this Agreement;

(dd) "**Offering Jurisdictions**" the Canadian Offering Jurisdictions, any state of the United States of America and such other jurisdictions where the Underwriters may, with the Company's consent, sell Units in accordance with this Agreement;

(ee) "**Option Closing Date**" means the date on which the issuance and sale of the securities issuable upon valid exercise of the Over-Allotment Option is completed;

(ff) "**Option Closing Time**" means 5:30 a.m. (Vancouver time) on the Option Closing Date or such other time as the Company and the Underwriters may agree pursuant to this Agreement;

(gg) "**Passport System**" means the system and procedures provided for under Multilateral Instrument 11-102 *Passport System*;

(hh) "**Pinson Project**" means the Pinson gold development project located in Humboldt County, Nevada;

(ii) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Company to be filed on or before November 17, 2010 with the Securities Commissions in the Canadian Offering Jurisdictions to qualify the distribution of the Underlying Common Shares, Share Purchase Warrants and Broker Warrants in the Canadian Offering Jurisdictions;

(jj) "**Projects**" means the Briggs Project, Reward Project, Pinson Project and Columbia Project, and the Exploration Projects;

(kk) "**Public Record**" means the financial statements, management discussion and analysis, annual information forms, information circulars, material change reports, press releases and other continuous disclosure documents filed by the Company or its representatives, on behalf of the Company, with the Stock Exchange and any applicable Canadian securities regulatory authority (including on SEDAR) since December 31, 2009;

(ll) "**Purchase Price**" shall have the meaning ascribed thereto on the cover page of this Underwriting Agreement;

(mm) "**Purchaser**" means a purchaser of Units and "**Purchasers**" means all of the purchasers of the Units;

(nn) "**Regulation D**" means Regulation D promulgated under the U.S. Securities Act;

(oo) "**Regulation S**" means Regulation S promulgated under the U.S. Securities Act;

(pp) "**Regulatory Authorities**" means the Securities Commissions and the Stock Exchange;

(qq) "**Reward Project**" means the Reward gold mine development project located in southwestern Nye County approximately 5.5 miles south-southeast of Beatty, Nevada;

(rr) "**Securities**" means the Units, Underlying Common Shares, Share Purchase Warrants, Warrant Shares, Broker Warrants and Broker Shares;

(ss) "**Securities Commissions**" means, collectively, the securities regulatory authorities of the Offering Jurisdictions;

(tt) "**Securities Laws**" means, collectively, the applicable securities laws of the Offering Jurisdictions and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, blanket orders, rulings and notices of the Securities Commissions;

(uu) "**Share Purchase Warrants**" means the warrants to purchase Warrant Shares to be issued by the Company underlying the Units having the characteristics as described in the Share Purchase Warrant Indenture;

(vv) "**Share Purchase Warrant Certificates**" means the certificates representing the Share Purchase Warrants;

(ww) "**Share Purchase Warrant Expiry Date**" means 4:30 p.m. (Vancouver time) on the date which is 24 months after the Closing;

(xx) "**Share Purchase Warrant Indenture**" means the Warrant Indenture between the Company and Computershare Trust Company of Canada to be dated as of the Closing Date;

(yy) "**Stock Exchange**" means the TSX;

(zz) "**Subsidiaries**" means Atna Resources Inc., CR Briggs Corporation, Canyon Resources Corporation, CR Kendall Corporation, Horizon Wyoming, CR Montana Corporation, CR Reward Corporation and CR Resources (Jersey) Limited, and any entity of which more than 50 percent of the voting securities are directly or indirectly owned by the Company and the financial statements of which are consolidated with those of the Company and "**Subsidiary**" means any one of the Subsidiaries;

(aaa) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or the Final Prospectus and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under the Securities Laws relating to the qualification for distribution of, *inter alia*, the Units, under applicable Securities Laws;

(bbb) "**to the knowledge of**" means (unless otherwise expressly stated), with respect to the Company, a statement of the actual knowledge, after having made reasonable enquiries or investigations of the executive officers of the Company of the facts or circumstances to which such phrase relates;

(ccc) "**TSX**" means the Toronto Stock Exchange;

(ddd) "**Underlying Common Share**" means one Common Share comprising part of one Unit;

(eee) "**Underwriters**" means Canaccord Genuity and Octagon;

(fff) "**Unit**" means one (1) Underlying Common Share and one-half (1/2) of one Share Purchase Warrant;

(ggg) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(hhh) "**U.S. Exchange Act**" means the United States Securities and Exchange Act of 1934, as amended;

(iii) "**U.S. Person**" means a U.S. Person as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(jjj) "**U.S. Placement Agents**" means the United States broker-dealer affiliates of the Underwriters;

(kkk) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

(lll) "**Warrant Shares**" means the Common Shares issuable upon exercise of the Share Purchase Warrants.

2. **Interpretation.** For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) "**this Agreement**" means this Underwriting Agreement;

(b) any reference in this Agreement to a designated "**Section**", "**Subsection**", "**Paragraph**" or other subdivision refers to the designated section, subsection, paragraph or other subdivision of this Agreement;

(c) the words "**herein**" and "**hereunder**" and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement;

(d) the word "**including**", when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "**without limitation**" or "**but not limited to**" or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e) any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulation;

(f) any reference to "**party**" or "**parties**" means the Company, the Underwriters, or both, as the context requires;

(g) the headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement; and

(h) words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and *vice versa*.

3. **Distribution and Certain Obligations of Underwriters**. During the course of the distribution of the Units to the public by or through the Underwriters, the Underwriters will offer and sell those Units to the public only in those jurisdictions where they may be lawfully offered for sale or sold and only at the price per Unit set out on the cover page of the Final Prospectus. For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Units may be lawfully offered for sale and sold in the Canadian Offering Jurisdictions if the receipt under the Passport System for the Final Prospectus has been issued evidencing that a receipt for the Final Prospectus has been issued by the Securities Commissions of each of the Canadian Offering Jurisdictions. The Underwriters will comply with applicable Securities Laws in connection with the offer to sell or distribution of the Units. The Units will be sold by way of the exemption from registration under the U.S. Securities Act provided by Section 4(2) thereof and/or Rule 506 of Regulation D thereunder and (i) pursuant to the Final Prospectus in the Canadian Offering Jurisdictions, (ii) in the United States through the U.S. Placement Agents and (iii) in such other jurisdictions (in accordance with local laws) as may be agreed to by the Company and the Underwriters. The Company shall issue and sell the Units at the Closing Time, in accordance with and subject to the provisions of this Agreement and the Final Prospectus.

4. **Underwriters' Commission.** In consideration of the Underwriters agreement to act as financial advisors to the Company, find and introduce potential Purchasers and otherwise assist in the distribution of the Units in accordance with this Agreement, the Company agrees to pay and issue, as applicable, to the Underwriters the following:

(a) an aggregate cash commission (the "**Underwriters' Commission**") equal to 6.5% of the gross proceeds from the sale of the Units; and

(b) Broker Warrants.

The Underwriters acknowledge that none of the Broker Warrants or Broker Shares have been registered or will be registered under the U.S. Securities Act and that the Broker Warrants will be issued and the Broker Shares are anticipated to be issued upon exercise of the Broker Warrants in accordance with Rule 903 of Regulation S. Consequently, each of the Underwriters represents and warrants that (i) it is not a U.S. Person or acquiring any of the Broker Warrants for the benefit of any U.S. Person or person in the United States, (ii) it was not offered any of the Broker Warrants while in the United States and (iii) it did not sign this Agreement while in the United States. The Underwriters acknowledge that the Broker Warrants may not be exercised in the United States or by, or for the account or benefit of any U.S. Person or person in the United States unless the issuance of the Broker Shares is exempt from the registration requirements of the U.S. Securities Act.

In addition, the Company agrees to pay Underwriters' expenses in accordance with Section 14.

5. **Offering Procedures.**

5.1 Each Purchaser will purchase Units and the Company will issue and sell the Units: (i) in the Canadian Offering Jurisdictions, pursuant to the Final Prospectus; and (ii) in the United States, pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws and in accordance with Schedule B attached hereto. The Underwriters will notify the Company with respect to the identities of Purchasers in sufficient time to allow the Company to comply with all applicable regulatory requirements and all requirements under the Securities Laws to be complied with by the Company as a result of the offering and sale of the Units.

5.2 In the United States, the Company and the Underwriters will each use their commercially reasonable efforts to file or cause to be filed all documents required to be filed by the Company and the Purchasers, respectively, in connection with the purchase and sale of the Units so that the distribution of the Units may lawfully occur on an exempt basis.

5.3 The Company covenants that it will:

(a) file the Preliminary Prospectus no later than 5:00 p.m. (Toronto time) on November 17, 2010, or such other time as agreed to by the Company and the Underwriters, and that it will use commercially reasonable efforts to expeditiously obtain the requisite receipts therefore from the Securities Commissions in the Canadian Offering Jurisdictions in order to qualify the distribution of the Underlying Common Shares and Share Purchase Warrants and Broker Warrants in the Canadian Offering Jurisdictions; and

(b) file the Final Prospectus no later than 5:00 p.m. (Toronto time) on November 24, 2010, or such other time as agreed to by the Company and the Underwriters, and that it will use commercially reasonable efforts to expeditiously obtain the requisite receipts therefore from the Securities Commissions in the Canadian Offering Jurisdictions in order to qualify the distribution of the Underlying Common Shares and Share Purchase Warrants and Broker Warrants in the Canadian Offering Jurisdictions.

5.4 Prior to the filing of the Preliminary Prospectus and the Final Prospectus, and thereafter until the completion of the distribution of the Purchased Units, the Company shall have permitted the Underwriters to participate fully in the preparation of the Preliminary Prospectus and Final Prospectus, respectively, and shall have allowed the Underwriters to conduct all due diligence investigations which they reasonably require in order to fulfill their obligations as underwriters and in order to enable them to responsibly execute the certificates in the Preliminary Prospectus and Final Prospectus, respectively, required to be executed by them. The signing of the Preliminary Prospectus and Final Prospectus, respectively, by the Underwriters will constitute the acknowledgment by the Underwriters of their satisfaction with the form and content of the Preliminary Prospectus and Final Prospectus, respectively.

5.5 Until the date on which the distribution of the Units is completed, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to continue to qualify the distribution of the Units or, in the event that the Units have, for any reason, ceased so to qualify, to so qualify again the Units, as applicable, for distribution.

5.6 The Company will promptly inform the Underwriters and Borden Ladner Gervais LLP of the full particulars of:

(a) any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of the Company, the Subsidiaries or their assets; or

(b) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to render the Preliminary Prospectus or the Final Prospectus untrue or misleading in a material respect, result in a misrepresentation in the Preliminary Prospectus or Final Prospectus or result in the Preliminary Prospectus or Final Prospectus not complying with the Securities Laws;

provided that the Company will also in good faith discuss with the Underwriters any change in circumstance (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice in writing need be given to the Underwriters pursuant to this section.

5.7 The Company will promptly inform the Underwriters and Borden Ladner Gervais LLP of:

(a) any request of the Securities Commissions for any amendment to the Preliminary Prospectus or the Final Prospectus; and

(b) the receipt by the Company of any communication from the Securities Commissions or any other securities regulatory authority of any other jurisdiction, the Stock Exchange or any other competent authority relating to the Preliminary Prospectus or the Final Prospectus.

5.8 The Company will promptly comply with the Securities Laws with respect to any change or occurrence of the nature referred to in Sections 5.6 and 5.7, and the Company will prepare and file any amendment to the Preliminary Prospectus or Final Prospectus and take such other steps which are necessary to comply with the Securities Laws.

5.9 The Company shall cause to be delivered without charge at those delivery points the Underwriters reasonably request, as soon as practicable and in any event no later than 11:00 a.m. (Toronto time) on the Business Day immediately following the issuance of each of the receipt under the Passport System for the Preliminary Prospectus and the receipt under the Passport System for the Final Prospectus, and thereafter from time to time during the distribution of the Units, as many commercial copies of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material as the Underwriters may reasonably request.

5.10 In the event of any amendment to the Preliminary Prospectus or Final Prospectus, the Company will deliver to the Underwriters: (i) a similar letter to that referred to below in Section 5.11 with respect to the contents referred to therein; (ii) a legal opinion of Company's counsel, in form and substance satisfactory to the Underwriters and the Underwriters' counsel and with respect to such matters as the Underwriters and the Underwriters' counsel may reasonably request relating to such amendment's compliance with the applicable Securities Laws; and (iii) as soon as reasonably practicable, as many copies of the amendment as the Underwriters may request, such delivery to constitute a delivery referred to in this Section 5.10 and thereby be subject to the representation and warranty therein referred to.

5.11 The Company shall deliver to the Underwriters at the time the Underwriters execute the Final Prospectus, a letter addressed to the Underwriters, signed by the Company's Auditors and dated the date of delivery thereof, in form and substance satisfactory to the Underwriters, with respect to the financial and accounting information relating to the Company and its business contained in the Final Prospectus, and with respect to any material changes thereto up to a date within two business days of the date of such letter, which letter shall be in addition to the auditor's report incorporated by reference in the Final Prospectus and any auditor's consent and comfort letters required to be filed with the Final Prospectus.

5.12 If any financial or accounting information is contained in any new or amended prospectus or Supplemental Material described in Section 5.10 hereof which is required to be executed by the Underwriters, the Company will deliver or cause to be delivered to the Underwriters a letter signed by the Company's Auditors in form and substance to the letter specified in Section 5.11 hereof at the time of execution thereof by the Underwriters.

6. Representations and Warranties of the Company.

6.1 Each officers' certificate required to be provided in accordance with the terms of this Agreement, signed by any officer of the Company and delivered to the Underwriters or Underwriters' counsel, will constitute a representation and warranty by the Company to the Underwriters or Underwriters' counsel, as the case may be, as to the matters covered by the certificate.

6.2 The Company represents and warrants to each of the Underwriters and acknowledges that each of the Underwriters is relying upon such representations and warranties in connection with its execution and delivery of this Agreement that:

(a) the Company and each Subsidiary was duly incorporated, amalgamated, formed or organized, as applicable, and is validly existing under the laws of the jurisdiction of incorporation, amalgamation, formation or organization, as applicable, and has all requisite power and capacity and is duly qualified to carry on its business as now conducted and to own, lease and operate its property and assets;

(b) all necessary corporate action has been taken by the Company to authorize the execution and delivery of and the performance of its obligations under this Agreement;

(c) this Agreement, the Share Purchase Warrant Indenture, the Broker Warrant Certificates and the Share Purchase Warrant Certificates have been duly authorized, executed and delivered by the Company;

(d) the authorized capital of the Company consists of an unlimited number of Common Shares of which 83,499,968 Common Shares have been validly issued as at the date hereof, are outstanding as fully paid and non-assessable shares and were not issued in violation of any pre-emptive rights or other contractual rights to issue securities issued by the Company or of any applicable law;

(e) no person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any un-issued shares or other securities of the Company, except for:

  (i) the Underlying Common Shares, the Warrant Shares and the Broker Shares issuable pursuant to this Agreement and the Final Prospectus; and

  (ii) Common Shares reserved for issuance by the Company as disclosed in the Final Prospectus;

(f) the Units, Underlying Common Shares, Share Purchase Warrants, Warrant Shares, Broker Warrants and Broker Shares to be issued by the Company and/or sold pursuant to this Agreement and the Final Prospectus will be duly authorized for the issuance and sale by all necessary action on the part of the Company and, when issued and delivered by the Company against payment of the applicable consideration, the Units, Underlying Common Shares, Share Purchase Warrants, Warrant Shares, Broker Warrants and Broker Shares issued pursuant to this Agreement and the Final Prospectus, will have been validly issued, will be outstanding as fully paid and non-assessable and will not have been issued

in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Company or in violation of any applicable law;

(g) each of the Company and each Subsidiary:

(i) has complied with, and has conducted and is conducting its business in compliance in all material respects with all applicable laws, statutes, ordinances, regulations and rules in each jurisdiction in which it conducts business;

(ii) is duly licensed, registered or qualified in all jurisdictions to enable its business to be carried on in all material respects as now conducted, and its property and assets owned, leased and operated, and all such licences, registrations and qualifications, are valid and subsisting, and no such licence, registration or qualification contains any term, provision, condition or limitation which has, or is likely to have, any material adverse effect on its business as now conducted; and

(iii) is not in default in filing any government returns, or payment of any licence or registration or qualification fee owing to any Governmental Authority under the laws of each jurisdiction in which it conducts business which has or is likely to have any material adverse effect on its business as now conducted;

(h) the Company, directly or indirectly, is the owner of all of the issued and outstanding shares of each of its Subsidiaries, in each case free and clear of all mortgages, liens, charges, pledges, hypothecs, security interests, encumbrances, claims or other demands whatsoever, and all those shares have been validly issued, are issued and outstanding as fully paid and non-assessable shares and were not issued in violation of any pre-emptive rights or other contractual rights to issue securities issued by the Subsidiary or of any applicable law;

(i) no person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any un-issued shares or other securities of any Subsidiary;

(j) the consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, including the notes thereto, and for the three and nine-months period ending September 30, 2010 and 2009, including the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles consistently applied throughout the periods indicated and present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company on a consolidated basis as at the respective dates indicated and the sales, earnings and results of operations of the Company on a consolidated basis throughout the periods indicated;

(k) the execution, delivery and performance of this Agreement, the Share Purchase Warrant Indenture, Share Purchase Warrant Certificates and the Broker Warrant Certificates by the Company and the completion of the transactions provided for in this Agreement will not (whether after the passage of time or notice or both) result in:

(i) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of, any obligation of the Company under:

(A) any indenture, agreement or other instrument to which the Company or any Subsidiary is a party or by which it or its properties are bound or affected;

(B) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of, the Company or any Subsidiary;

(C) any judgment, decree, order or award of any Governmental Authority having jurisdiction over the Company;

(D) any licence, permit, approval, consent or authorization issued to, held by or for the benefit of the Company or necessary to the operation of its business as now conducted; or

(E) any applicable law or statute, or any ordinance, rule, regulation, policy, order or ruling made thereunder; or

(ii) the creation or imposition of any mortgage, lien, charge, pledge, hypothec, security interest, encumbrance, claim or other demand whatsoever on any of the property or assets of the Company;

(l) each of the contracts which is material to the Company is described in the Public Record, and none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party, is, in any material respect, in default or alleged to be in default in the performance of any term or obligation to be performed by it under any material contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or affected, and to the knowledge of the Company no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute such a default which materially adversely affects or may materially adversely affect the business, operations, assets, liabilities, capital, prospects, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries on a consolidated basis;

(m) no legal or governmental proceedings are pending to which the Company and/or any Subsidiary is a party or to which the property of the Company and/or any Subsidiary is subject that would result, individually or in the aggregate, in a material adverse change in the operation, business or condition of the Company and its Subsidiaries on a consolidated basis, and no such proceedings have been threatened against or, to the knowledge of the Company, are contemplated with respect to the Company and/or any Subsidiary or with respect to any of their respective properties;

(n) except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder's fee in connection with this Agreement or the transactions contemplated hereunder;

(o) the Company and each Subsidiary has paid or made adequate provision for the payment of all taxes (or payments in lieu of taxes) levied on its property or income which are due and payable, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such taxes except for charges, fees or dues which are not material in amount or which are not delinquent or if delinquent are being contested, and there is no material action, suit, proceeding, investigation, audit or claim no pending, or to its knowledge, threatened by any governmental authority regarding any taxes;

(p) the Company and each Subsidiary is in material compliance with all applicable laws, regulations and statutes (including all environmental laws and regulations) in the jurisdictions in which it carries on business; the Company has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially adversely affect the business of the Company or the business or legal environment under which the Company operates;

(q) to its knowledge, the Company and each Subsidiary has not caused or permitted the release, in any manner whatsoever, of any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances (collectively, the "**Hazardous Substances**") on or from any of its properties or assets nor has it received any notice that it is potentially responsible for a clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations, or any orders, directions or decisions rendered by any government, ministry, department or administrative regulatory agency relating to the protection of the environment (the "**Environmental Laws**"), occupational health and safety or otherwise relating to dealing with Hazardous Substances, except for releases that have been reported to, and notices received from, relevant government, ministries, departments or administrative regulatory agencies, which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Company;

(r) the Company and each Subsidiary holds all licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and for the purposes described in the Public Record, and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all respects except where the failure to hold or the lack of good standing in respect to such licences, registrations, qualifications, permits and consents would not materially adversely affect the assets, business, results of operations, or condition of the Company and its Subsidiaries on a consolidated basis;

(s) the Company has acquired (or in the case of future actions, expects to acquire in the ordinary course of business) all the leases, easements, rights of way, access rights, including but not limited to any mineral rights in respect of lands related to the Projects, and rights and allocation to water, that are necessary to conduct its business as currently conducted, and proposed to be conducted at the Projects as described in the Public Record, except where the failure to hold such leases easements, rights of way, access rights, and rights and allocation to water would not materially adversely affect the assets, business, results of operations or condition of the Company and its Subsidiaries on a consolidated basis;

(t) all licenses, permits, authorizations and other approvals required under applicable law in connection with the leases, easements, rights of way and access rights are in full force and effect (or in the case of future actions, are expected to be acquired in the ordinary course of business) and are sufficient to permit the Company and each Subsidiary to conduct its business as currently conducted and proposed to be conducted at the Projects as described in the Public Record;

(u) no event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by any party to any of the leases, easements, rights of way or access rights, and no party to any lease, easement, right of way or access right is claiming any such default or taking any action purportedly based upon any such default, except where the failure of such licenses, permits, authorizations and other approvals to be in full force and effect would not materially adversely affect the assets, business, results of operations or condition of the Company and its Subsidiaries on a consolidated basis;

(v) the Company has not received any, nor to the Company's knowledge are there any pending or threatened, notices of violation or alleged violation of any applicable laws affecting the Projects, except for notices of violations or alleged violations, which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Company;

(w) there are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed acquisition, development, construction, maintenance and operation of the Projects;

(x) to the Company's knowledge, the Projects are now zoned and otherwise regulated so as to permit the use of the sites for their intended uses and in accordance with applicable law;

(y) neither the Company nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Projects other than liens or encumbrances imposed in the ordinary course of business;

(z) there are no outstanding judgments, writs of execution, seizures, injunctions or directives against the Company or any Subsidiary nor any work orders or directives or notices of deficiency capable of resulting in work orders or directives with respect to the Projects;

(aa) the Company or its Subsidiaries, as applicable, are the legal and beneficial owner of all the material property interests or assets of the Company or the Subsidiaries, as applicable, described in the Public Record, and no other property or assets (other than facilities to be constructed) are necessary for the conduct of the business of the Company and each Subsidiary as currently conducted, or as proposed to be conducted at the Projects, and none of the Company or any of the Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to its property and assets, except as described in the Public Record;

(bb) the Company is presently a reporting issuer under the securities laws of British Columbia, Alberta, Ontario and Nova Scotia, and a registrant under the U.S. Exchange Act and is not in default in any material respect of any requirement of such Securities Laws;

(cc) the Company has been in compliance in all material respects with its continuous disclosure obligations under the Securities Laws and the policies, rules and regulations of the Stock Exchange;

(dd) except with respect to any statement in the Public Record which has subsequently been restated or amended by another statement set forth in the Public Record, all the statements, set forth in the Public Record were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Company has not filed any confidential material change reports under the laws of Canada since the date of such statements which remain confidential as at the date hereof;

(ee) other than as disclosed in the Public Record, no material fact or material change has arisen or has been discovered which would have been required to have been stated in the Public Record had the fact arisen or been discovered on, or prior to, the date of such Public Record;

(ff) the Company's Auditors are independent public accountants as required under applicable Securities Laws, are qualified to act as auditors of the Company under the applicable Securities Laws, and there has never been a reportable disagreement (within the meaning of NI 51-102) between the Company and the Company's Auditors; and

(gg) the Company has all licenses, leases, permits, authorizations and other approvals, all proprietary rights to all patents and patent applications, all copyrights, registered and unregistered, and all rights, claims and privileges pertaining thereto, software and documentation therefor, object code, source code (including all programmers' notes), procedures, methods, works of authorship, and other documentation, data and information, inventions (whether or not patentable), formulas, processes, invention disclosures, technology, technical data or information, and all rights, claims and privileges pertaining thereto, all industrial designs, trade secrets, know-how, concepts, information and all other intellectual and industrial property and other proprietary rights information and other intellectual and industrial property (collectively, "**Intellectual Property**") necessary to permit the Company, in all material respects, to conduct its business as currently conducted; the Company has not received any notice nor is it aware of any material infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Company therein.

7. Representations and Warranties and Consent as to the Offering Documents

7.1 Each delivery by the Company to the Underwriters of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material shall constitute a representation and warranty by the Company to the Underwriters that, as at the date of delivery:

(a) the Company Information contained therein is true and correct in all material respects;

(b) the Company Information contained therein contains no misrepresentation and no untrue, false or misleading statement of a material fact;

(c) no material fact has been omitted from the Company Information contained therein which is required to be stated in the Company Information or is necessary to make any statement

or information in the Company Information not false or misleading in light of the circumstances in which it was made;

(d) the Company Information contained therein constitutes full, true and plain disclosure of all material facts relating to the Company and its Subsidiaries taken as a whole and to the Units and, in the case of any Supplemental Material, of all material facts which have occurred since the date of the Final Prospectus and which have not been previously disclosed in accordance with the Securities Laws; and

(e) each of the Preliminary Prospectus, Final Prospectus and Supplementary Material, as applicable, comply in all material respects with the Securities Laws.

7.2 The delivery of the Preliminary Prospectus, Final Prospectus and Supplementary Material by the Company to the Underwriters shall constitute the consent of the Company to the use of such the Preliminary Prospectus, Final Prospectus and Supplementary Material, as applicable, by the Underwriters for the Offering.

8. **Covenants of the Company.** The Company covenants and agrees with the Underwriters that:

(a) it will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of the imposition of any cease trading or similar order affecting the Common Shares or the Units (or any securities underlying the Units) or the institution, threatening or contemplation of any proceedings for any such purpose or any request made by any Securities Commission relating to the Offering;

(b) the Company will have taken, on or prior to the Closing Date, all necessary steps to ensure the Units, Underlying Common Shares and Share Purchase Warrants that form part of the Units, Warrant Shares issuable pursuant to the exercise of the Share Purchase Warrants, Broker Warrants, and Broker Shares issuable pursuant to the exercise of Broker Warrants, have been duly authorized for issuance, and in respect of the Underlying Common Shares, Warrant Shares and Broker Shares, reserved for issue to the persons entitled thereto;

(c) the Company will conduct the Offering in accordance with the terms and conditions in Schedule "B" hereto;

(d) the representations and warranties of the Company in Schedule "B" hereto will be true and correct as of the Closing Date;

(e) the Company will take all such steps as may be necessary to obtain the conditional listing of the Underlying Common Shares, the Share Purchase Warrants, the Warrant Shares and the Broker Shares on the Stock Exchange, and obtain receipts from the Securities Commissions of the Canadian Offering Jurisdictions for the Final Prospectus on or prior to the Closing Date;

(f) for a period commencing as of the date of this Agreement and ending 120 days after Closing, the Company agrees that it will not issue or sell any Common Shares or financial instruments convertible or exchangeable into Common Shares, other than for purposes of employee stock options or to satisfy rights, options, warrants, agreements, instruments or other arrangements issued or existing as of the date hereof or arm's length

acquisitions of mining companies or mineral projects without the prior written consent of Canaccord Genuity, on behalf of the Underwriters, such consent not to be unreasonably withheld;

(g) the Company will comply with all filing and other continuous disclosure requirements under all applicable Securities Laws;

(h) the Company will have received the approval of the Underwriters, acting reasonably, regarding the form and content of the Share Purchase Warrant Indenture and Broker Warrant Certificate;

(i) the Company will use the proceeds from the Offering as set out in the Final Prospectus under the heading "Use of Proceeds" subject to the qualifications set out therein; and

(j) the Company will use commercially reasonable efforts to ensure that there is available "adequate current public information" with respect to the Company within the meaning of Rule 144(c) under the U.S. Securities Act commencing six months after the Closing Date and at all times thereafter.

9. **Due Diligence.** Up until the Closing Time, the Company shall at all times allow the Underwriters and their representatives to conduct all due diligence investigations and examinations which the Underwriters may reasonably require in order to fulfil their obligations as Underwriters, in order to avail themselves of a defence to any claim.

10. Indemnity and Contribution.

10.1 The Company hereby agrees to indemnify and save harmless each of the Underwriters and their respective affiliates, shareholders, directors, officers, employees and Underwriters (collectively the "**Indemnified Parties**") from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively "**Proceedings**") and all losses (other than loss of profits), expenses, fees, damages, obligations, payment and liabilities (collectively "**Liabilities**"), including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred, which now or any time hereafter exist by reason of any event, act or omission in any way connected, directly or indirectly, with:

(a) any misrepresentation or untrue statement or alleged misrepresentation or alleged untrue statement, except a misrepresentation or untrue statement relating solely to the Underwriters, contained in any information, data, opinion, advice, representation or statement provided or made to the Underwriters by or on behalf of the Company or any public document filed with any regulatory authority (including, without limitation, in the Final Prospectus) or otherwise disseminated by or on behalf of the Company, or in any amendment or supplement thereto;

(b) any breach by the Company of any term of or any representation or warranty in this Underwriting Agreement or of any agreement or instrument relating to the transactions contemplated by this Agreement;

(c) any breach or violation or any alleged breach or violation of any applicable law or statue or any rule, regulation, policy, order or ruling made thereunder, whether in force in Canada or elsewhere, resulting from any action taken or omitted to be taken by the Company or any of its directors, officers, agents or employees, as the case may be;

(d) any order made or any inquiry, investigation or other proceeding announced, instituted or threatened by any securities or other regulatory authority or stock exchange, preventing, prohibiting, restricting or making impractical the completion of the transactions contemplated by this Agreement including, without limitation, the trading in any of the Canadian Offering Jurisdictions in, or distribution to the public in any of the Canadian Offering Jurisdictions of, any of the securities of the Company being offered under this Agreement; or

(e) otherwise in connection with the Underwriters' participation in and acting as Underwriters in respect of the Offering,

provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted from the negligence, fraud or wilful misconduct of the Indemnified Party claiming indemnity or from a breach by such an Indemnified Party of this Agreement, this indemnity shall not apply.

10.2 The Company waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

10.3 If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this Agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Company, in writing, and the Company shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is reasonably satisfactory to the Indemnified Party, to represent the Indemnified Party in such Proceeding, and the Company shall pay the fees and disbursements of such counsel and all other expense of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify or delaying to so notify the Company shall not relieve the Company from liability except and only to the extent that the failure or delay materially prejudices the Company or results in any material increase in the liability which the Company would otherwise have under Section 10.1 had the Indemnified Party not so delayed in giving or failed to give the notice required hereunder. If the Company assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall fully cooperate in the defence including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings.

10.4 In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof but the fees and disbursements of such counsel shall be at its expenses unless:

(a) the Indemnified Party shall have been advised by counsel and reasonably determines that there are legal defences available to the Indemnified Party that are different from or in addition to those available to the Company or that a conflict of interest exists which makes representation by counsel chosen by the Company not advisable;

(b) the Company has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within a reasonable period of time after receiving notice thereof; or

(c) employment of such other counsel has been authorized by the Company;

in which event the fees and disbursements of such counsel shall be paid by the Company.

10.5 No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld or delayed. No admission of liability shall be made by an Indemnified Party without the consent of the Company and the Company shall not be liable for any settlement of any Proceeding made without its consent.

10.6 In order to provide for just and equitable contribution in circumstances in which this indemnity would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Indemnified Parties affected and the Company shall contribute to the aggregate of the Liabilities incurred by all of such Indemnified Parties in proportions such that such Indemnified Parties shall be collectively responsible for the portion represented by the percentage that the total fee actually received by the Underwriters under this Agreement bears to the total net proceeds to the Company of the securities offered under this Agreement and the Company shall be responsible for the balance, whether or not any Proceedings have been instituted against it, provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of such fee actually received by the Underwriters. However, no party who has engaged in any fraud, wilful misconduct, gross negligence or illegal act shall be entitled to claim contribution from any person who has not engaged in such fraud, wilful misconduct, gross negligence or illegal act.

10.7 The rights to contribution provided in Section 10.6 above shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law or in equity.

10.8 Each of the Underwriters shall act as trustee for its affiliates, shareholders, directors, officers, employees and Underwriters of the covenants of the Company described herein with respect to such persons and accepts the trust and shall hold and enforce the covenants on behalf of such persons.

10.9 If any Proceeding is brought in connection with the transactions contemplated by this Agreement and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, the reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Company as they are incurred.

10.10 The obligations under this indemnity shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under the termination of this Agreement.

11. Conditions of Closing. The obligations of the Underwriters to perform their obligations pursuant to this Agreement shall be conditional upon the Underwriters being satisfied with the results of their due diligence investigations relating to the Company and upon the fulfilment or waiver by the Underwriters at or before the Closing Time of the following conditions, which conditions the Company covenants to use its commercially reasonable efforts to fulfil or cause to be fulfilled prior to the Closing Time:

(a) the execution and delivery of this Agreement and the creation and issuance of the Units, Share Purchase Warrants and Broker Warrants, the due authorization, allotment and issuance of the Underlying Common Shares and the allotment and reservation of the Warrant Shares and Broker Shares, shall have been duly authorized by all necessary corporate action;

(b) any necessary consents or approvals of the Securities Commissions with respect to the issue and sale of the Units and Broker Warrants shall have been obtained, and the conditional approval of the Stock Exchange to list the Underlying Common Shares, Share Purchase Warrants, Warrant Shares and Broker Shares shall have been obtained;

(c) the Underwriters shall have received certificates addressed to the Underwriters and to the Purchasers, dated as of the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company, or such other officer or officers of the Company as the Underwriters may accept, certifying on behalf of the Company to the effect that, except as has been generally disclosed at the date thereof:

   (i) no order, ruling or determination suspending or cease trading the Common Shares has been issued, and no proceedings for that purpose have been instituted or, to the knowledge of such officers, contemplated or threatened by any Securities Commission;

   (ii) other than as disclosed in the Public Record, since December 31, 2009 there has not been any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the condition, business, affairs, results, operations, assets or liabilities of the Corporation and its Subsidiaries on a consolidated basis; and

   (iii) other than as disclosed in the Public Record, since December 31, 2009 no material fact has arisen or has been discovered which would have been required to have been stated in the Public Record had the fact arisen or been discovered on, or prior to the date of such Public Record;

   (iv) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

   (v) the Company has complied in all material respects with all the terms and conditions of this Agreement on its part to be complied with at or before the Closing Time; and

   (vi) as to such other matters of a factual nature as are appropriate and usual in the circumstances and as the Underwriters or the Underwriters' counsel may reasonably request;

(d) the Underwriters shall have received favourable legal opinions, in a form satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from Hogan Lovells US LLP, United States counsel to the Company, and Bull, Housser & Tupper LLP, Canadian counsel to the Company, substantially in the form annexed hereto as Schedule "A" and where appropriate, counsel in the other Canadian Offering Jurisdictions and other jurisdictions as may be required addressed to the Underwriters and to the Purchasers

with respect to such matters as the Underwriters may reasonably request prior to the Closing Time;

(e) the Underwriters shall have received favourable title opinions relating to the Briggs Project and Reward Project in a form satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from counsel in such other jurisdictions as may be required, addressed to the Underwriters and to the Purchasers with respect to such matters as the Underwriters may reasonably request prior to the Closing Time; and

(f) the Company shall have delivered to the Underwriters a letter from the Company's Auditors dated as of the Closing Date to the effect that they reaffirm the statements made in the letter provided pursuant to Section 5.11 of this Agreement.

In providing such opinions, counsel may, where appropriate, rely on the opinions of other counsel as to matters mentioned therein relating to jurisdictions where Company's counsel does not practice law and on certificates or letters of the auditors, of the officers of the Company, of the transfer agent of the Company and public officials as to factual matters relevant to such opinions.

The performance of the Company's obligations pursuant to this Agreement shall be conditional upon the fulfilment by the Underwriters, or waiver by the Company, at or before the Closing Time, of the following conditions:

(a) the representations and warranties of the Underwriters contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time; and

(b) the Underwriters shall have complied with all the terms and conditions of this Agreement on their part to be complied with at or before the Closing Time.

12. Closing Procedures.

12.1 The Closing shall be completed at the Closing Time at the offices of the Company's counsel in Vancouver, British Columbia or at such other place as the Company and the Underwriters may agree. Subject to the conditions set forth in Section 11, the Underwriters, on the Closing Date, shall deliver to the Company by way of certified cheque, bank draft or wire transfer (to an account identified by the Company) or such other manner agreed to by the Company and the Underwriters in an amount equal to the gross proceeds from the sale of the Units against delivery by the Company of:

(a) the opinions, certificates and documents referred to in Section 11;

(b) definitive certificates representing, in the aggregate, all of the Underlying Common Shares, Share Purchase Warrants and Broker Warrants registered in such name or names as the Underwriters shall notify the Company in writing not less than 48 hours prior to the Closing Time; and

(c) payment of the Underwriters' Commission and Underwriters' expenses for which the Company is responsible under Section 14.1. The Underwriters may, with the Company's consent, deduct the Underwriters' Commission and the amount of such expenses from the gross proceeds of the Offering when paid to the Company.

13. Closing for Additional Units Purchased Under the Over-Allotment Option

13.1 In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Over-Allotment Units in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of the Company's counsel in Vancouver, British Columbia or at such other place as may be agreed to by the Underwriters and the Company.

13.2 At the Option Closing Time, the Company shall issue to the Underwriters that number of Over-Allotment Units in respect of which the Underwriters are exercising the Over-Allotment Option and deliver or cause to be delivered to Canaccord Genuity or to Canaccord Genuity's agent in Toronto, on behalf of the Underwriters, definitive certificates representing, in the aggregate, all of the Underlying Common Shares, Share Purchase Warrants and Broker Warrants issuable upon or in connection with exercise of the Over-Allotment Option registered in such name or names as the Underwriters shall notify the Company in writing not less than 48 hours prior to the Option Closing Time.

13.3 Concurrently with the deliveries and payment under Section 13.2, the Company shall pay the Additional Underwriting Fee to Canaccord Genuity, on behalf of the Underwriters, against delivery of a receipt for that payment. Unless otherwise agreed to among the Underwriters and the Company, payment of the Additional Underwriting Fee will be effected by setting off the Additional Underwriting Fee against the payment by the Underwriters to the Company pursuant to Section 13.2.

13.4 The obligation of the Underwriters to make any payment or delivery contemplated by this Section 12 is subject to the following conditions being fulfilled at or prior to the Option Closing Time:

(a) the Underwriters shall have received a certificate dated the Option Closing Date, addressed to the Underwriters and the Underwriters' counsel, signed by the Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may approve, certifying for and on behalf of the Company, without personal liability, the matters set out in Subsection 11(c);

(b) the Underwriters shall have received a favourable legal opinion from the Company's counsel, addressed to the Underwriters and dated the Option Closing Date, in form and substance satisfactory to the Underwriters' counsel, acting reasonably, with respect to all such matters as the Underwriters may reasonably request, including the matters described in Schedule "A" hereto, it being understood that the Company's counsel may rely, to the extent appropriate in the circumstances, on certificates of officers of the Company or its Subsidiaries with respect to factual matters not independently established, and on the opinions of local counsel (which shall be addressed to the Underwriters, Company's counsel and signed copies of which shall be delivered to the Underwriters, Company's counsel and Underwriters' counsel) acceptable to the Underwriters' counsel, acting reasonably, that Underwriters' counsel may rely on the opinion of the Company's counsel as to matters which relate specifically to the Company and its Subsidiaries;

(c) the Underwriters shall have received a favourable legal opinion of Hogan Lovells US LLP, United States counsel to the Company, addressed to the Underwriters and dated the Option Closing Date, in form and substance satisfactory to the Underwriters' counsel, acting reasonably, with respect to the resale of the Over-Allotment Units by the Underwriters under Rule 144A;

(d) the Underwriters shall have received an updated comfort letter from the Company's Auditors, addressed to the Underwriters and the directors of the Company and dated the Option Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, based on a review not more than two Business Days prior to the Option Closing Date updating the comfort letter to be delivered to the Underwriters and the directors of the Company pursuant to Subsection 11(f) and any similar comfort letters to be delivered pursuant to Section 5.11;

(e) the Underwriters shall have received evidence satisfactory to them, acting reasonably, that all necessary approvals have been obtained to have the Underlying Common Shares, Warrant Shares, Share Purchase Warrants and Broker Shares issuable upon or in connection with the Over-Allotment Option listed and posted on the Stock Exchange as of the Option Closing Time; and

(f) any other documents, certificates or opinions described in Section 10, as applicable to the exercise of the Over-Allotment Option.

14. Expenses of Offering.

14.1 Whether or not the transactions herein contemplated shall be completed, all costs and expenses of and incidental to the sale of the Units to the Purchasers and all other matters in connection with the transactions herein set out shall be borne by the Company, whether before or after Closing, including without limitation, all costs and expenses in connection with the preparation of the Preliminary Prospectus and the Final Prospectus and issue of the certificates for the securities to be offered thereunder, the fees and disbursements of the Company's counsel, all expenses associated with the listing of the Underlying Common Shares, Share Purchase Warrants, Warrant Shares, Broker Shares, all local counsel related expenses and the reasonable expenses of the Underwriters in connection with the Offering including without limitation the reasonable fees and expenses of the Underwriters' Canadian and United States legal counsel, and the Underwriters' reasonable out of pocket expenses (including GST or HST, if applicable). The Company shall be responsible for the payment of any applicable sales taxes on the foregoing amounts.

14.2 The Underwriters may render accounts to the Company from time to time, for their expenses, for payment on or before the date set out in the accounts. The Company authorizes the Underwriters to deduct their reasonable expenses in connection with the Offering from the proceeds of the Offering, including expenses for which an account has not been rendered, provided that detailed accounts are provided to the Company as soon as practicable for all expenses including legal fees.

15. Termination.

15.1 If at any time prior to Closing:

(a) there shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact in relation to the Company which was required to be disclosed in the Preliminary Prospectus, the Final Prospectus (or any amendment thereto), or otherwise that could in the reasonable opinion of Canaccord Genuity be expected to result in an adverse material change in relation to the Company and have a significant adverse effect on the market price or value of the common shares to the Company; or

(b) if any law, regulation or rule of any applicable governmental or securities regulatory authority, including any applicable stock exchange, is promulgated or changed which, in the reasonable opinion of the Underwriters (or any of them), has a materially adverse effect on the Company, or has a materially adverse effect on the financial markets generally or the business, operations, assets, affairs or profitability of the Company, the Underwriters shall be entitled, at their option, to terminate its obligations under this Agreement by written notice to the effect, given to the Company at or prior to the Closing Time; or

(c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of Canaccord Genuity, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets (including the commodity markets) or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; or

(d) the Company is in breach in any term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is or becomes false,

the Underwriters shall be entitled, at their option, to terminate and cancel their obligations to the Company under this Agreement by written notice to that effect given to the Company at the address shown in Section 18.3 prior to the Closing Time. In the event of any such termination, the Company's obligations under this Agreement to the Underwriters shall be at an end except for any liability of the Company provided for in Sections 10 and 14 hereof.

15.2 The rights of termination contained in this Section 15 are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Company in respect of any matters contemplated by this Agreement.

16. Underwriters' Obligations.

16.1 The Underwriters represent, warrant and covenant to the Company as follows:

(a) the Underwriters and each of their affiliates, including the U.S. Placement Agents, have complied and will comply with all Securities Laws and other laws and regulations or similar enactments applicable in respect of the Offering in each of the jurisdictions in which they may offer or sell the Units;

(b) the Underwriters will conduct the Offering in accordance with the terms and conditions in Schedule "B" hereto;

(c) the representations and warranties of the Underwriters in Schedule "B" hereto are true and correct as of the Closing Date;

(d) the Underwriters are appropriately registered under the Securities Laws of the Offering Jurisdictions to permit them to lawfully fulfil their obligations hereunder; and

(e) the Underwriters have not directly or indirectly, offered, sold or delivered any Units to any person in any jurisdiction other than in the Offering Jurisdictions, and in all cases except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which, other than the Preliminary Prospectus and Final

Prospectus, does not require the Company to file a prospectus, an offering memorandum, or similar document to register any of its securities or to comply with ongoing filing or disclosure or other similar requirements, under the laws of any jurisdiction.

17. Obligations of the Underwriters to be Several.

17.1 Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Units will be several and not joint. The percentage of the Units to be severally purchased and paid for by each of the Underwriters will be as follows:

Canaccord Genuity Corp.	85%
Octagon Capital Corporation	15%

17.2 If an Underwriter (a "**Refusing Underwriter**") does not complete the purchase and sale of the Units which that Underwriter has agreed to purchase under this Agreement (the "**Defaulted Units**"), the remaining Underwriters (the "**Continuing Underwriters**") will be obligated to purchase the Defaulted Units on the terms set out in this Agreement.

18. Miscellaneous.

18.1 All terms and conditions set out in this Agreement shall be construed as conditions and any material breach or failure by either the Company or the Underwriters (each, a "**Defaulting Party**") to comply with any such conditions in favour of the party that is not in breach or failure to comply shall entitle such party to terminate its obligations hereunder by written notice to that effect given to the Defaulting Party prior to the Closing Time. The parties hereto shall use their best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Company or the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their respective rights in respect of any subsequent breach or non-compliance, provided that in order to be binding, any such waiver or extension must be in writing.

18.2 Canaccord Genuity is hereby authorized by Octagon to act on their behalf and the Company shall be entitled to and shall act on any notice given in accordance with this Agreement or any agreement entered into by or on behalf of the Underwriters by Canaccord Genuity which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 9 which consent shall be given by the Indemnified Party or a notice of termination pursuant to Section 13 which notice may be given by any of the Underwriters.

18.3 Any notice or other communication hereunder shall be in writing and shall unless herein otherwise provided be given by delivery to a responsible officer of the addressee or by telex or telecopier, if to the Company, addressed to: Atna Resources Ltd., 14142 Denver West Parkway, Suite 250, Golden, Colorado, 80401, Attn: James Hesketh; and if to the Underwriters addressed to: Canaccord Genuity Corp., 2200-609 Granville Street, Vancouver, British Columbia, V7Y 1H2, Attn: Ali Pejman, and shall be deemed to have been given when actually delivered or when such notice should have reached the addressee in the ordinary course.

18.4 Time shall be of the essence of the foregoing offer and of the agreement resulting from the acceptance thereof.

18.5 The representations, warranties, covenants and other agreements herein contained shall survive the purchase by the Purchasers and shall continue in full force and effect unaffected by any

subsequent disposition by the Purchasers of the Units for a period of two (2) years after the closing of the Offering (other than obligations of the Company set forth in Sections 10 and 14 hereof which will continue indefinitely).

18.6 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one agreement. To evidence the fact that it has executed this Agreement, a party may send a copy of its executed counterpart to all other parties by facsimile, telex, telecopies or other electronic means and the signature transmitted by facsimile, telex, telecopies or other electronic means shall be deemed to be its original signature for all purposes.

18.7 The parties do hereby agree that this Agreement and related documents be drawn up in the English language only. Les parties aux présentes ont convenu que cette convention et les documents s'y rattachant soient rédigés en langue anglaise seulement.

18.8 No party may assign or transfer, all or any part of its rights or obligations under this Agreement to any person.

18.9 This Agreement shall be binding on, and shall enure to the benefit of, the parties and their respective successors and permitted assigns.

18.10 Each party shall promptly do, execute, deliver or cause to be done, executed or delivered all further acts, documents and matters in connection with this Agreement that any other party may reasonably require, for the purposes of giving effect to this Agreement.

18.11 This Agreement may be supplemented, amended, restated or replaced only by written agreement signed by each party.

18.12 This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

18.13 This Agreement constitutes the entire agreement among the parties pertaining to the subject matter of this Agreement and supersedes all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically set out in this Agreement, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or which induced any party to enter into this Agreement. No reliance is placed on any representation, warranty, opinion, advice or assertion of fact made either prior to, concurrently with, or after entering into, this Agreement or any amendment or supplement hereto, by any party to this Agreement or its representatives, to any other party or its representatives, except to the extent the representation, warranty, opinion, advice or assertion of fact has been reduced to writing and included as a term in this Agreement and none of the parties has been induced to enter into this Agreement or any amendment or supplement by reason of the representation, warranty, opinion, advice or assertion of fact. There shall be no liability, either in tort or in contract, assessed in relation to the representation, warranty, opinion, advice or assertion of fact, except as contemplated in this Section 18.13.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding, will you please confirm your acceptance by signing the enclosed copies in the place indicated and by returning the same to us.

Yours very truly,

CANACCORD GENUITY CORP.

By: *(signed) Ali Pejman*
Name: Ali Pejman
Title: Managing Director, Investment Banking

OCTAGON CAPITAL CORPORATION

By: *(signed) Christopher J. Everest*
Name: Christopher J. Everest
Title: Chief Financial Officer and Chief Operating Officer

The foregoing is in accordance with our understanding and is accepted and agreed to by as of the 17th day of November, 2010.

ATNA RESOURCES LTD.

By: *(signed) James Hesketh*
Name: James Hesketh
Title: President & Chief Executive Officer

SCHEDULE "A"

OPINION OF COMPANY' COUNSEL

1. the due incorporation of the Company and its Subsidiaries and that each of the Company and its Subsidiaries has not been dissolved;

2. the qualification of the Company and each of its Subsidiaries to carry on its business under the laws of each jurisdiction in which it carries on its business;

3. the corporate power of each of the Company and Subsidiaries to own its property and carry on its business;

4. the authorized and issued capital of the Company;

5. the due authorization and issuance of the Underlying Common Shares, Share Purchase Warrants and Broker Warrants, the due authorization and reservation for issuance of the Warrant Shares and Broker Shares, and that upon due exercise of the applicable instrument, Warrant Shares and Broker Shares will be issued as fully paid and non-assessable;

6. the Company is the holder of the outstanding shares in the capital of each Subsidiary;

7. the conditional approval of the listing of the Underlying Common Shares, Share Purchase Warrants, the Warrant Shares and the Broker Shares on the Toronto Stock Exchange subject to filing of required documentation and payment of fees within applicable time periods;

8. the authorization, execution, delivery, binding effect and enforceability of this Agreement, the Broker Warrant Certificates, the Share Purchase Warrant Certificates and the Share Purchase Warrant Indenture by, on and against the Company, subject to bankruptcy laws, the availability of equitable remedies and except with respect to rights to indemnity, contribution and waiver of contribution which may be subject to applicable laws;

9. the appointment of Computershare Investor Services Inc. at its office in the City of Vancouver as transfer agent and registrar for the Common Shares;

10. the form of certificate representing the Common Shares has been duly approved by the Company and complies with the laws of the Company's jurisdiction of incorporation, the constating documents of the Company and the requirements of the Toronto Stock Exchange;

11. this Agreement and the issuance and sale of the Units, Share Purchase Warrants, Underlying Common Shares, Warrant Shares, Broker Warrants and Broker Shares not conflicting with or resulting in a breach of or a default under, in any material respect, (i) any of the terms, conditions or provisions of the constating documents of the Company, (ii) any of the resolutions of the directors or shareholders of the Company, (iii) the provisions of any statute, rule or regulation to which the Company is subject or (iv) to counsel's knowledge, any material contract to which the Company or its Subsidiaries is a party;

12. the Company is a reporting issuer not in default under the Securities Laws of British Columbia, Alberta, Ontario and Nova Scotia;

13. the offering, sale and issuance of the Units, Underlying Common Shares, Share Purchase Warrants, Warrant Shares, Broker Warrants and Broker Shares in accordance with the terms of this Agreement are duly qualified for distribution in each of the Canadian Offering Jurisdictions;

14. The offer and sale of the Units, Broker Warrants, Underlying Common Shares, Share Purchase Warrants, Warrant Shares and Broker Shares to the Purchasers or Underwriters, as applicable, in the manner described in the Underwriting Agreement are exempt from the registration provisions of the U.S. Securities Act;

15. The Company is not an "investment company" (as defined in the Investment Company Act of 1940) that is required to be registered under such Act.

SCHEDULE "B"

U.S. TERMS AND CONDITIONS

*This is Schedule "B" to the Underwriting Agreement among Canaccord Genuity Corp. and Octagon Capital Corporation (collectively, the "**Underwriters**") and Atna Resources Ltd. (the "**Company**") made as of November 17, 2010.*

As used in this schedule, the following terms shall have the meanings indicated:

Directed Selling Efforts	means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;
Distribution Compliance Period	means the 40 day period that begins on the later of (i) the date the Securities are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;
General Solicitation or General Advertising	means general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media, on the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, or any other manner of conduct involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act;
Regulation D	means Regulation D promulgated under the U.S. Securities Act;
Regulation S	means Regulation S promulgated under the U.S. Securities Act;
United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
U.S. Institutional Accredited Investor	means an "accredited investor" satisfying one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;
U.S. Exchange Act	means the United States Securities and Exchange Act of 1934, as amended;

U.S. Person	means "U.S. person" as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;
U.S. Placement Agents	means Canaccord Genuity Inc. and Octagon America Limited; and
U.S. Securities Act	means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this Schedule "B" shall have the meanings assigned to them in the Underwriting Agreement to which this Schedule "B" is attached.

Representations, Warranties and Covenants of the Underwriters

The Underwriters acknowledge that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold, except in accordance with an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Underwriter, on behalf of itself and its affiliates, represent, warrant and covenant to and with the Company that:

1. It has offered and sold and will offer and sell the Units only in an offshore transaction in accordance with Rule 903 under Regulation S or as provided in paragraphs 2 through 14 below. Accordingly, none of the Underwriter, its affiliates nor any person acting on its or their behalf, has made or will make (except as permitted in paragraphs 2 through 14 below):

   (i) any offer to sell or any solicitation of an offer to buy, any Securities to any person within the United States or any U.S. Person, or for the account or benefit of any U.S. Person or person within the United States;

   (ii) any sale of Securities to any purchaser unless such purchaser is not a U.S. Person or person within the United States and is not purchasing for the account or benefit of any U.S. Person and, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States; or

   (iii) any Directed Selling Efforts in the United States with respect to the Securities.

2. It agrees that, at or prior to confirmation of the sale of the Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

> "The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons or persons within the United States (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the U.S. Securities Act. Terms used herein have the meanings given to them in Regulation S."

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Securities by such Underwriter shall be made only in accordance with the provision of Rule 903 or 904 of Regulation S; pursuant to a registration of the Offered Securities under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

3. All offers and sales of Units to persons in the United States have been or will be made by the U.S. Placement Agents, in accordance with applicable U.S. federal and state broker-dealer requirements.

4. The U.S. Placement Agent is a duly registered as broker-dealer under Section 15(b) of the U.S. Exchange Act and is a member of, and in good standing with, Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.) on the date hereof and on the date offers and sales were made in the United States.

5. Any offer, sale or solicitation of an offer to buy the Units that have been made in the United States or to, or for the account or benefit of, U.S. Persons or persons within the United States was or will be made only to U.S. Institutional Accredited Investors in transactions that are exempt from registration pursuant to Rule 506 of Regulation D under the U.S. Securities Act and available exemptions under all applicable state securities laws and require no filings or actions except as otherwise agreed by the Company.

6. Immediately prior to any offer or sale of the Units, the Underwriter or its U.S. Placement Agent had a pre-existing relationship with such offeree or purchaser and had or will have reasonable grounds to believe and did or will believe that each such offeree or purchaser was an U.S. Institutional Accredited Investor.

7. None of the Underwriter or its U.S. Placement Agent or any of their affiliates or any person acting on its or their behalf has used or will use any form of General Solicitation or General Advertising or has offered or will offer to sell the Units in any manner involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act.

8. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units except with its affiliates, any selling group members or with the prior written consent of the Company. It shall cause its U.S. Placement Agent and each affiliate or selling group member participating in the distribution of the Units to agree, for the benefit of the Company, to the same provisions contained in this Schedule "B" as apply to the Underwriters as if such provisions applied to such persons.

9. All purchasers of Units shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act and the Units are being offered and sold in reliance upon exemptions from the registration requirements of the U.S. Securities Act.

10. Prior to completion of any sale of the Units in the United States, each purchaser that is a U.S. Person, is in the United States or is purchasing for the account or benefit of any U.S. Person or persons in the United States (each, a "U.S. Purchaser") thereof will be required to execute a Purchaser's Letter in the form attached to the private placement offering memorandum (the "U.S. Placement Memorandum") and make a minimum investment of US$100,000 in Units, unless otherwise agreed by the Company.

11. It will deliver, prior to the purchase, a copy of the U.S. Placement Memorandum attached to a copy of the Prospectus to each U.S. Purchaser.

12. At the Closing, the Underwriter, together with its U.S. Placement Agent, will provide a certificate substantially in the form of Exhibit 1 to this Schedule, relating to the manner of the offer and sale of the Units in the United States.

13. Neither the Underwriter, any U.S. Placement Agent, their respective affiliates nor any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Units or the Securities.

14. The Underwriter agrees that all certificates representing the Securities sold in the United States as part of the Offering, and all certificates issued in exchange for or in substitution of the foregoing Securities, will bear a legend.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees to and with the Underwriters and the U.S. Placement Agent that:

1. The Company is a "foreign issuer" and a "reporting issuer" within the meaning of Regulation S.

2. The Company is not, and as a result of the sale of the Securities contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3. Except with respect to offers and sales to U.S. Institutional Accredited Investors who are in the United States, are U.S. Persons or purchasing for the account or benefit of any U.S. Person or person in the United States, in reliance upon an exemption from registration under Rule 506 of Regulation D or Section 4(2) of the U.S. Securities Act, neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Securities to any U.S. Person or a person in the United States; or (B) any sale of Securities unless, at the time the buy order was or will have been originated, the purchaser is not a U.S. Person or purchasing for the account or benefit of any U.S. Person or person in the United States and is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States

4. Neither the Company nor any of their affiliates, nor any person acting on their or its behalf (except the Underwriters, their affiliates and any person acting on any of their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities, or has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D or Section 4(2) of the U.S. Securities Act to be unavailable for offers and sales of Units or Securities pursuant to the Underwriting Agreement or for exercises or conversion of Units or Warrants.

5. During the period in which the Units are offered for sale, none of the Company, its affiliates or any person acting on its or their behalf (except the Underwriters, their affiliates and any person acting on any of their behalf, as to which no representation is made) (i) has engaged or will

engage in any form of General Solicitation or General Advertising, or (ii) has made or will make any Directed Selling Efforts in the United States.

6. Neither the Company nor any of its affiliates has offered or sold, for a period of six months prior to commencement of the offering of the Units, and will not offer or sell, any securities in a manner that would be integrated with the offer and sale of the Units and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Securities.

7. None of the Company or any of its affiliates or any person acting on its or their behalf has offered or sold or will offer or sell any of the Units sold pursuant to the Offering except through the Underwriters or a U.S. Placement Agent in accordance with this Schedule.

8. The Company shall cause a Form D to be filed with the SEC within 15 days of the first sale of Units in the United States in reliance upon Regulation D and shall, unless directed to the contrary by the Underwriters, make such other filings as shall be required by applicable state securities laws to secure exemption from registration under such securities laws for the sale of the Units in such states.

9. Neither the Company nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sales on Form D.

EXHIBIT 1

FORM OF UNDERWRITERS' CERTIFICATE

In connection with the offering of the Securities of Atna Resources Ltd. (the "Corporation") pursuant to the Underwriting Agreement dated as of November 17, 2010 among the Corporation and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned hereby certify severally as to their respective status and conduct, as follows:

(A) each U.S. affiliate of the undersigned Underwriter (a "U.S. Affiliate") who offered or sold Securities in the United States, or to, or for the account or benefit of, a U.S. Person or a person in the United States, is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the Financial Industry Regulatory Authority Inc. on the date hereof and on the dates of such offers and sales;

(B) all offers and sales of Securities in the United States, or to, or for the account or benefit of, a U.S. Person or a person in the United States, have been effected through the Underwriter's U.S. Affiliate and in accordance with federal and state U.S. broker-dealer requirements in all material respects;

(C) immediately prior to contacting any offeree, we had reasonable grounds to believe and did believe that each offeree was an "accredited investor" satisfying one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D (a "U.S. Institutional Accredited Investor") under the Securities Act of 1933, as amended (the "U.S. Securities Act") and, on the date hereof, we continue to believe that each person purchasing Securities is an Institutional Accredited Investor;

(D) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or telecommunications, including electronic display or the connection with the offer or sale of the Securities;

(E) the offering of the Securities has been conducted by us and by our respective U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(F) prior to any sale of Units in the United States or to, or for the account or benefit of, U.S. Persons, we caused each U.S. purchaser to execute a U.S. purchaser's letter in the form attached to the U.S. Placement Memorandum.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

***

Dated this ___ day of _____________, 2010

UNDERWRITERS	U. S. AFFILIATES
CANACCORD GENUITY CORP.	**CANACCORD GENUITY INC.**
By: ______________________________ Name: Title:	By: ______________________________ Name: Title:
OCTAGON CAPITAL CORPORATION	**OCTAGON AMERICA LIMITED**
By: ______________________________ Name: Title:	By: ______________________________ Name: Title:

Bull, Housser & Tupper LLP

3000 Royal Centre . PO Box 11130
1055 West Georgia Street
Vancouver . BC . Canada . V6E 3R3
Phone 604.687.6575 Fax 604.641.4949
www.bht.com

Our File: 09-3804

November 24, 2010

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Atna Resources Ltd. - Final Short Form Prospectus dated November 24, 2010

We refer to the final short form prospectus dated November 24, 2010 (the "Prospectus") of Atna Resources Ltd. (the "Issuer") relating to the offering of units of the Issuer, each unit consisting of one common share of the Issuer plus one-half of one transferrable common share purchase warrant.

We hereby consent to the reference to our name and legal opinion contained in the Prospectus under the heading "Eligibility for Investment" and to the references to our name on the face page of the Prospectus and under the heading "Experts - Opinions".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinions referred to above or that is within our knowledge as a result of the services we provided in connection with such opinions.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based upon it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

(signed) "Bull, Housser & Tupper LLP"

JHA/2603173

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard St, P.O. Box 48600
Vancouver, BC, Canada V7X 1T2
T 604.687.5744
F 604.687.1415
blg.com

Borden Ladner Gervais

November 24, 2010

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Atna Resources Ltd. ("Atna") Final Short Form Prospectus

We refer to the final short form prospectus (the "**Prospectus**") of Atna dated November 24, 2010 relating to the offering of units of Atna.

We hereby consent to the references to our name on page 2 and under the heading "Experts - Opinions" in the Prospectus, and to our name and the use of our opinion under the heading "Eligibility for Investment" in the Prospectus.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion or that is within our knowledge as a result of the services we performed to render our opinion.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(signed) *Borden Ladner Gervais LLP*

British Columbia Securities Commission

Corporate Finance
SEDAR Electronic Correspondence

P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Canada
Telephone: (604) 899-6500
Fax: (604) 899-6581
(BC and Alberta only) 1-800-373-6393

RECEIPT

Atna Resources Ltd.

This is the receipt of the **British Columbia Securities Commission** for the **Short Form Prospectus** of the above Issuer dated November 24, 2010.

This receipt also evidences that the **Ontario Securities Commission** has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in **Alberta and Nova Scotia**. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

November 24, 2010

Anita Cyr

Anita Cyr, CA
Senior Securities Analyst
Corporate Finance

SEDAR Project Number 1661436